Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and the present and future business environment. This MD&A, which has been prepared as of February 15, 2017, should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2016. Unless otherwise indicated, all amounts are presented in U.S. dollars.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 87.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “objective”, “aim”, “intend”, “project”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales per ounce for gold and per pound for copper, all-in-sustaining costs per ounce/pound, cash costs per ounce and C1 cash costs per pound; (iii) cash flow forecasts; (iv) projected capital, operating and exploration expenditures; (v) targeted debt and cost reductions; (vi) targeted investments by the Company; (vii) mine life and production rates; (viii) potential mineralization and metal or mineral recoveries; (ix) Barrick’s Best-in-Class program (including potential improvements to financial and operating performance that may result from certain Best-in-Class initiatives); (x) the Lama starter project and the potential for phased in development of the Pascua Lama project; (xi) timing and completion of acquisitions; (xii) asset sales or joint ventures; and (xiii) expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of Management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems;

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failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Best-in-Class initiatives and investments targeted by the Company will meet the company’s capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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CHANGES IN PRESENTATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

We use the following non-GAAP financial performance measures in our MD&A:

•	“adjusted net earnings”
•	“free cash flow”
•	“EBITDA”
•	“adjusted EBITDA”
•	“cash costs per ounce”
•	“C1 cash costs per pound”
•	“all-in sustaining costs per ounce/pound”
•	“all-in costs per ounce” and
•	“realized price”

For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 71 to 85. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 86. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under International Financial Reporting Standards (“IFRS”), and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In 2016, we made changes to the following non-GAAP performance measures:

EBITDA

Starting with the third quarter 2016 MD&A, we are presenting a reconciliation of net earnings to EBITDA and adjusted EBITDA for each of our reportable operating segments. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in understanding the details of this non-GAAP metric on a segment-by-segment basis.

Adjusted net earnings

In the third quarter 2016 MD&A, we amended the reconciliation of net earnings to adjusted net earnings to present the adjusting items on a pre-tax and fully consolidated basis, and including the tax effect and non-controlling interest as a separate line. We believe that this change will assist analysts, investors and other stakeholders of Barrick to better understand how we calculate this non-GAAP performance measure and simplify how it reconciles to our financial statements. This change to the presentation of our reconciliation does not result in any change to the final calculation of adjusted net earnings.

Cash costs per ounce, all-in sustaining cash costs per ounce and all-in costs per ounce

Starting with the third quarter 2016 MD&A, we have presented this reconciliation for each of our reportable operating segments. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in understanding the details of these non-GAAP metrics on a segment-by-segment basis.

Starting with the second quarter 2016 MD&A, we condensed and simplified the reconciliation from cost of sales to “cash costs”, “all-in sustaining costs” and “all-in costs”, including on a per ounce basis for gold and per pound basis for copper, to present items on a fully consolidated basis and include non-controlling interest as a separate line. As part of this simplification, we have grouped several minor items into one line labeled “Other”, with further detail in the footnote to the reconciliation. We believe that these changes will assist analysts, investors and other stakeholders of Barrick to better understand how we calculate these non-GAAP performance measures and simplify how they reconcile to our financial statements. This change to the presentation of our reconciliation does not result in any change to the figures calculated, except as noted below for “all-in costs”.

Also starting with the second quarter 2016 MD&A, we adjusted the amount included as “project exploration and evaluation costs and project costs” as part of our “all-in costs” measure to include all exploration and evaluation costs related to our advanced mining and business improvement projects and corporate development activities, where previously it did not. The impact of this adjustment for the three and twelve month periods ended December 31, 2016 was $22/oz and $17/oz, respectively (2015: $27/oz and $30/oz, respectively; 2014: $25/oz). We believe this change will assist analysts, investors and other stakeholders of Barrick in understanding all of the expenditures related to growing our business.

The tables on pages 71 to 85 reconcile these non-GAAP measures to the most directly comparable IFRS measures and previous period reconciliations have been modified to be presented in a manner consistent with our current format.

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OVERVIEW

Our Business

Barrick is one of the world’s leading gold mining companies with annual gold production and gold reserves that are the largest in the industry. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We have 9 producing gold mines, which are located in Canada, the United States, Peru, Argentina, Australia, the Dominican Republic and a 47.5% interest in a producing mine in Papua New Guinea. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), a company listed on the London Stock Exchange (“LSE”) that owns gold mines and exploration properties in Africa. More than 75% of our gold production comes from the Americas region. Our copper business contains a wholly-owned copper mine in Zambia and 50% interests in copper mines in Chile and Saudi Arabia. We also have projects located throughout the Americas. We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market; and gold and copper concentrate is sold to independent smelting companies. Barrick’s shares trade on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange under the symbol ABX.

Our Vision

Our vision is the generation of wealth through responsible mining; wealth for our owners, our people, and the countries and communities with which we partner. In support of this vision, our overarching objective is to grow our free cash flow per share.

Our Strategy

Our strategy is to grow our free cash flow per share over the long term. We expect to achieve this through three areas of focus:

Growing free cash flow per share through industry-leading margins

Through our Best-in-Class approach, we pursue industry-leading margins by continuously improving the productivity and efficiency of existing systems and operations. Equally, we pursue step changes in performance by re-designing those systems and introducing new technologies; and we innovate to redefine what is possible. Our digital transformation partnership with Cisco will be another Best-in-Class priority for 2017.

Growing free cash flow per share through superior portfolio management

As part of our revamped capital allocation system, all proposals go through a rigorous, independent peer review process led by our Evaluations team, before they go to the Investment Committee. They are then ranked, prioritized and sequenced to optimize capital spending over time on a strategic basis, allowing us to anticipate and plan for funding requirements. Over time, assets that are unable to meet our return expectations will be divested. We are continuously evaluating external opportunities to increase the long-term value of our portfolio through acquisitions, joint ventures, and other partnerships.

Growing free cash flow per share through partnerships

We believe an authentic partnership culture is our most distinctive and sustainable competitive advantage. For Barrick, partnership means a trust-based culture, and the currency of trust is transparency. It is a culture of peers. Those who are part of Barrick recognize that in general, the collective is stronger than the aggregation of individuals. By embracing these values, we aim to be the preferred partner of host governments and communities, the most sought-after employer among the world’s best talent, and the natural choice for

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long-term investors. We also created a new partnership with Cisco to drive Barrick’s digital transformation and have also continued to strengthen our relationships with other external partners, including Zijin Mining, Ma’aden, and Antofagasta Plc –our joint venture partners at the Porgera mine, the Jabal Sayid mine, and the Zaldívar mine. And we are working to develop new partnerships with the potential to unlock value across our business, and grow free cash flow per share over the long term.

Last year, we created the Global Employee Share Plan, a program to make every Barrick employee – from the rock face to the head office – an owner of the Company, with an initial allocation of 25 common shares per person. We expect this to grow over time, in line with Barrick’s performance. Our goal is not simply to be aligned with our owners, we want our people to be owners. Implementation of the program began in late 2016 and we expect to complete the initial roll out in the first half of 2017.

FULL YEAR FINANCIAL AND OPERATING HIGHLIGHTS

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($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31

	2016	2015	2014	2016	2015
Net earnings (loss) attributable to equity holders of the Company	$ 655	$ (2,838)	$ (2,907)	$ 425	$ (2,622)
Per share (dollars)[1]	0.56	(2.44)	(2.50)	0.36	(2.25)
Adjusted net earnings[2]	818	344	793	255	91
Per share (dollars)[1,2]	0.70	0.30	0.68	0.22	0.08
Operating cash flow	2,640	2,794	2,296	711	698
Free cash flow[2]	$ 1,514	$ 1,081	$ (136)	$ 385	$ 387

[1]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share of 1,165 million shares in 2016 (2015: 1,165 million shares; 2014: 1,165 million shares).

[2]

Adjusted net earnings and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 71 to 85 of this MD&A.

In 2016, we exceeded all of our key targets for the year. Our mines generated net cash flow provided by operating activities (“operating cash flow”) of $2.6 billion in 2016 and free cash flow1 of $1.5 billion for the year, a record level of annual free cash flow for Barrick. We reduced our cost of sales applicable to gold by seven percent to $798 per ounce, and our all-in sustaining costs1 fell by 12% to $730 per ounce, driven by Best-in-Class improvements in efficiency and productivity across our portfolio. At the same time, we continued to strengthen our balance sheet, and we further strengthened our capital allocation process with the appointment of the company’s first ever Chief Investment Officer.

Balance Sheet and Liquidity

In 2016, we reduced our total debt by $2.04 billion, or 20%, from $9.97 billion to $7.93 billion, exceeding our original target of $2 billion. Approximately $5 billion of our $7.9 billion in outstanding debt matures after 2032. In 2015 and 2016 we have reduced our debt by a total of $5.15 billion, which will reduce pre-tax interest payments by approximately $235 million on an annualized basis. Over the same period, the average tenor on our outstanding public debt has increased from approximately 14 years to approximately 17 years. Our liquidity position is strong and continues to improve, with robust cash flow generation, modest near-term debt repayment obligations, a $4 billion undrawn credit facility and a consolidated cash balance of approximately $2.4 billion3. We intend to reduce our total debt by $2.9 billion to $5 billion by the end of 2018, half of which we are targeting in 2017. We will achieve this by using cash flow from operations, selling additional non-core assets, and creating new joint ventures and partnerships.

Cost Performance

In 2016, we continued our focus on capital discipline, identifying productivity and efficiency savings opportunities through our Best-in-Class program and maintaining reductions in corporate overhead. Cost of sales per ounce4 in 2016 decreased 7% to $798 per ounce and minesite sustaining capital expenditures decreased 31% compared to the prior year. Combined with an overall decrease in direct mining costs, a positive change in our sales mix with higher production at our lower cost mines and as a result of the divestment of some of our higher cost mine sites, reduced our all-in sustaining costs1 for 2016 by 12% to $730 per ounce, compared to the prior year.

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Net Earnings (Loss), Adjusted Net Earnings, Operating Cash Flow and Free Cash Flow

Net earnings attributable to equity holders of Barrick (“net earnings”) for 2016 was $655 million compared with a net loss of $2,838 in the prior year. This significant improvement in earnings was largely due to $3,897 million of impairment charges recorded in 2015 compared to net impairment reversals of $250 million recorded in 2016, partially offset by an income tax expense in 2016 compared to an income tax recovery in the prior year. The higher earnings were also caused by higher gold and copper prices combined with higher sales volumes (excluding the impact of divested sites), decreased operating costs and lower exploration, evaluation and project expenses. These were partially offset by an increase in costs relating to closed mine rehabilitation combined with losses on currency translation primarily related to the realization of deferred currency translation losses in Australia of $91 million during the first quarter of 2016. After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $818 million in 2016 were 138% higher than the prior year primarily due to the impact of higher gold and copper prices combined with higher gold and copper sales volumes (excluding the impact of divested sites) and lower operating costs. These were partially offset by higher income tax expense and the impact of divested sites. For a breakdown of asset impairment charges/reversals recognized in 2016, see page 46 of this MD&A.

Significant adjusting items to net earnings (pre-tax and non-controlling interest effects) in 2016 include:

●	$199 million in foreign currency translation losses, including deferred currency translation losses released as a result of the disposal and reorganization of certain Australian entities in the first quarter of 2016 and unrealized foreign currency translation losses related to the devaluation of the Argentinean Peso on VAT receivables;
●	$114 million in other expense adjustments primarily relating to losses on debt extinguishment, partly offset by insurance proceeds relating to the 2015 oxygen plant motor failure at Pueblo Viejo;
●	$43 million in significant tax adjustments primarily relating to a tax provision in Acacia in the first quarter of 2016;
●	$42 million in disposition losses primarily relating to the divestment of 50% of Zaldívar;
●	The above are partially offset by $250 million in net impairment reversals at Veladero and Lagunas Norte in the fourth quarter of 2016, net of an impairment charge relating to the write-down of our retained equity method investment in Zaldívar.

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In 2016, we generated $2,640 million in operating cash flow, compared to $2,794 million of operating cash flow in the prior year. 2015 operating cash flow included a $610 million deposit relating to the gold and silver streaming arrangement with Royal Gold. Excluding this transaction, operating cash flow for 2016 was $456 million higher than the prior year despite the $355 million reduction in operating cash flow associated with the divestment of some non-core assets. We benefited from higher market gold prices and lower direct mining costs as a result of lower energy and fuel costs (despite being hedged on a significant portion of our fuel consumption) combined with the continued realization of lower labor and consumable costs and improved operating efficiencies resulting from our Best-in-Class initiatives and also lower cash interest paid. These improvements were largely offset by the impact of lower gold and copper volumes sold, primarily as a result of the aforementioned divestitures, combined with the impact of unfavorable working capital movements compared to the prior year, mainly as a result of inventory balances, and higher income taxes paid.

Free cash flow1 for 2016 was $1,514 million, compared to $1,081 million in the prior year. Excluding the $610 million streaming deposit transaction recorded in 2015, we generated $1,043 million additional free cash flow in the current year. The increase primarily reflects the higher operating cash flows combined with lower capital expenditures. In 2016, capital expenditures on a cash basis were $1,126 million compared to $1,713 million in 2015. The decrease of $327 million, excluding the impact of $260 million in capital expenditures associated with divested sites, is primarily due to lower capitalized stripping costs at our Veladero mine, a decrease in leach pad expansion costs at our Veladero mine and our Lagunas Norte mine and our continued focus on capital discipline across the Company. This was combined with a decrease in project costs mainly relating to the completion of the thiosulfate circuit at Goldstrike in the prior year and decreased capital expenditures on a cash basis at Pascua-Lama.

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Safety

Nothing is more important to Barrick than the safety, health and well-being of workers and their families. In 2016, we continued our trend of improving our total reportable injury frequency rate5 (“TRIFR”) and since 2009, there has been a 67% improvement in the TRIFR (from 1.20 to 0.40). The foundation underpinning this improvement continues to be our Courageous Leadership program, which was updated in 2015 with a new program called “Courage to Care”. Courage to Care is designed to help Barrick make the next step in safety performance through a team approach. In addition we continue to focus on compliance with elements of the Barrick “Safety and Health Management System”. Although we are pleased with these trends, this performance was overshadowed by the tragic occurrence of an incident in 2016 when a truck operator at Lumwana suffered fatal injuries resulting from a fire on the truck he was operating. Unfortunately, another tragic event occurred early in 2017 as a contract employee was involved in a fatal accident while performing scheduled maintenance work at Pascua-Lama. Barrick’s goal is zero fatalities with the implementation of Critical Control Management based upon the guidance published by the International Council on Mining and Metals (“ICMM”) in 2015. In addition, following a successful trial of mobile equipment collision avoidance technology in 2015, a full-scale deployment of the technology was implemented at the Cortez mine in 2016.

Environment

The unfortunate 2015 cyanide release at our Veladero site in Argentina and the consequent loss of confidence from regulators and investors was, in many ways, a wake-up call for the Company. Since that time, the Board and Executive leadership of Barrick have been absolutely clear that our obligation to be a responsible steward of the environment is second only to our commitment to protecting the health and safety of our workers and their families. Over the past three years, we have reduced the number of reportable environmental incidents by more than 75%. This reduction has been accomplished by relentlessly scrutinizing our operations for sources of environmental risk. In 2016, we had a second incident at Veladero although no solution reached surface water or escaped the site, and extensive sampling confirmed that the incident did not result in any environmental impact. Nonetheless, due to heightened regulatory sensitivity surrounding the site, production was temporarily suspended while the site completed upgrades to the berms surrounding the leach pad. In 2017, our operations will be focused on adapting the ICMM Critical Control Management guidance to our environmental operations. By doing so, we expect to be able to further reduce the number of environmental incidents and continue to rebuild Barrick’s reputation for environmental excellence and become the preferred partner of host governments and communities.

Climate Change

Climate change, including temperature and precipitation shifts as well as more frequent and severe extreme weather events, will have complex impacts on the mining industry. Volatile climatic conditions can affect the stability and effectiveness of infrastructure and equipment; potentially impact environmental protection and site closure practices; lead to changes in the regulatory environment, including increased financial exposure to carbon tax regimes; and potentially impact the stability and cost of water and energy supplies. Mining is an energy-intensive business and we understand the important link between energy use and climate change. Barrick considers climate change to be a company, community, and global concern. By effectively managing our energy use, we are able to reduce our greenhouse gas (“GHG”) emissions, achieve more efficient production, reduce our draw from local energy grids, and save a significant proportion of our direct mining costs.

Through 2017, we will continue to align with the ICMM Position Statement on Climate Change and support placing a market price on GHG emissions. We will also be participating in multi-stakeholder forums, such as the Carbon Pricing Leadership Coalition, to advance our understanding and share knowledge on climate change solutions. In addition we have established an internal Climate Change Committee to build on our existing energy management plan and develop a comprehensive climate change strategy. By the end of 2017 we plan to conduct a climate change risk assessment and establish targets to reduce our GHG emissions.

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Reserves and Resources

To calculate our 2016 reserves, we have applied a short-term gold price assumption of $1,000 per ounce for the next four years, and a long-term gold price of $1,200 per ounce from 2021 onwards, consistent with our approach in 2015.

As of December 31, 2016, Barrick’s proven and probable gold reserves were 85.9 million ounces6, compared to 91.9 million ounces at the end of 2015. Approximately 1.9 million ounces were divested last year, and 6.8 million ounces were depleted through mining and processing. We replaced approximately 60 percent of the ounces we depleted through drilling and cost improvements at our operating mines. Significant additions included 1.1 million ounces at Lagunas Norte, 920,000 ounces at Hemlo, and 640,000 ounces at the Goldstrike underground mine. Reserves at Pascua-Lama declined by 1.3 million ounces as a result of design modifications to enhance safety and environmental mitigation at the project. Reserves at Acacia’s Bulyanhulu mine also declined by 430,000 ounces.

In 2016, measured, indicated, and inferred resources were calculated using a gold price assumption of $1,500 per ounce. This compares to $1,300 per ounce in 2015.

Measured and indicated gold resources decreased to 75.2 million ounces6 at the end of 2016, compared to 79.1 million ounces at the end of 2015. Approximately 4.3 million ounces of measured and indicated gold resources were divested in 2016, and 2.7 million ounces were upgraded to proven and probable gold reserves. Approximately 5.3 million ounces were added to measured and indicated resources as a result of using a $1,500 per ounce gold price assumption.

Inferred gold resources increased to 30.7 million ounces at the end of 2016, compared to 27.4 million ounces6 at the end of 2015. Approximately 3.2 million ounces were upgraded to measured and indicated resources. Approximately 5.3 million ounces were added through drilling, including 2.0 million ounces at Veladero, 1.3 million ounces at Hemlo, and 1.1 million ounces at Alturas. Approximately 1.7 million ounces were added to inferred resources as a result of using a $1,500 per ounce gold price assumption. The addition of 5.3 million ounces of inferred gold resources through drilling underscores the value of our investments in near-mine exploration and sets the stage for replenishing and upgrading our reserve and resource portfolio in future years.

Proven and probable copper reserves were calculated using a short-term copper price of $2.25 per pound and a long-term price of $2.75 per pound. This compares to a short-term copper price of $2.75 and a long-term price of $3.00 per pound in 2015.

Copper reserves, including copper and gold reserves, were 11.1 billion pounds6 at the end of 2016, compared to 11.7 billion pounds at the end of 2015. Measured and indicated copper resources, including copper within measured and indicated gold reserves, increased slightly to 9.7 billion pounds4, compared to 9.6 billion pounds, at the end of 2016.

Exploration and Projects

After several years of exploration focused primarily on existing core districts and projects, we are increasing our budget and broadening our focus to include new greenfield opportunities. In the short term, every one of our operating mines has the potential to identify new reserves and resources through near-mine exploration. In many cases, these ounces can be quickly incorporated into mine plans, driving improvements in production, cash flow, and earnings. Over the medium term, we are advancing a pipeline of high-confidence projects at or near our existing operations. These projects remain on track and are expected to begin contributing new production to our portfolio beginning in 2021. This includes three significant projects in Nevada: the Cortez Deep South underground expansion; the potential development of an underground mine at Goldrush; and a significant expansion of throughput at the Turquoise Ridge mine. At the Lagunas Norte mine in Peru, we are advancing a project to extend the life of the mine by approximately nine years by mining the refractory material below the oxide ore body in the current open pit. At the Alturas project in Chile, we have added an additional 1.1 million ounces of inferred gold resources, bringing the total inferred resource to 6.8 million ounces6. We expect to complete a scoping study for Alturas in

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2017. We have also initiated a prefeasibility study to evaluate the construction of an underground mine at Lama, on the Argentinean side of the Pascua-Lama project.

Highlights of our greenfield exploration program for 2017 include the Fourmile target, adjacent to our Goldrush discovery in Nevada, and the Frontera District on the border of Argentina and Chile. We have also formed new partnerships with Alicanto Minerals in Guyana and Osisko Mining in the Labrador Trough of Northern Quebec, where we see the potential to develop new core mineral districts for Barrick. Our portfolio also contains a number of the world’s largest undeveloped gold deposits, including Donlin Gold, Cerro Casale, and Pascua-Lama. These projects contain 31.5 million ounces of gold in proven and probable reserves (Barrick’s share), and 29.3 million ounces in measured and indicated resources (Barrick’s share).

Management Structure Refinements

In December 2016, Michelle Ash, formerly Senior Vice President, Business Transformation & Innovation, was elevated to the position of Chief Innovation Officer and Matt Gili, formerly Executive General Manager for the Cortez District in Nevada, was elevated to Chief Technical Officer.

In August 2016, we announced the appointment of Mark Hill as Chief Investment Officer and a member of Barrick’s Executive Committee, a group of the Company’s most senior partners. In this newly-created position, Mr. Hill will chair Barrick’s Investment Committee and apply a high degree of consistency and rigor to all capital allocation decisions at the company – whether at existing operations, development projects, exploration (both near-mine and greenfields), or potential acquisitions and divestments.

In March 2016, Shaun Usmar, then Barrick’s Senior Executive Vice President and Chief Financial Officer, announced his resignation from Barrick. Catherine Raw, formerly Executive Vice President, Business Performance, succeeded Mr. Usmar as Chief Financial Officer on April 27, 2016, subsequent to the Company’s 2016 Annual General Meeting. In March 2016, we also announced that Rob Krcmarov, formerly Senior Vice President, Global Exploration, had been elevated to the position of Executive Vice President, Exploration and Growth, and had become a member of Barrick’s Executive Committee.

Board Renewal & Appointments

In 2016, the Board of Directors appointed Kelvin Dushnisky, President of Barrick, as a director. Graham G. Clow, Chairman of Roscoe Postle Associates Inc., and Gary Doer, former Canadian Ambassador to the United States, were elected as new directors at Barrick’s Annual General Meeting on April 26, 2016. William Birchall retired from the Board at the conclusion of the Company’s 2016 Annual General Meeting. On December 6, 2016, the Company appointed Pablo Marcet to its Board of Directors. Mr. Marcet is a seasoned mining professional with nearly 30 years of experience in the exploration, development, and operation of mines across Latin America and East Africa. He has held senior management positions in geology, mining operations, and business development, including 15 years at BHP Billiton. Barrick continues to renew the talent on its Board, with nine of the 14 directors (excluding the Executive Chairman) being new to the Company since April 2014.

BARRICK YEAR-END 2016	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook for 2017

Operating Unit Guidance

Our 2016 gold and copper production, cost of sales, cash costs, all-in sustaining costs and 2017 forecast gold and copper production, cost of sales, cash costs and all-in sustaining costs ranges by operating unit are as follows:

Operating Unit	2016 production (000s ozs)	2016 cost of sales ($/oz)	2016 cash costs[1] ($/oz)	2016 all-in sustaining[1] costs ($/oz)	2017 forecast production (000s ozs)	2017 forecast cost of sales ($/oz)	2017 forecast cash costs[1] ($/oz)	2017 forecast all-in sustaining[1] costs ($/oz)
Gold
Cortez	1,059	$901	$430	$518	1,250 - 1,290	$730 - $760	$360 - $380	$430 - $470
Goldstrike	1,096	852	572	714	910 - 950	950 - 990	650 - 680	910 - 980
Pueblo Viejo (60%)	700	564	395	490	625 - 650	650 - 680	400 - 420	530 - 560
Lagunas Norte	435	651	383	529	380 - 420	710 - 780	430 - 470	560 - 620
Veladero	544	872	582	769	770 - 830	750 - 800	500 - 540	840 - 940
Total Core Mines	3,834	$793	$480	$606	3,900 - 4,100	$770 - $810	$470 - $500	$665 - $710
Turquoise Ridge (75%)	266	603	498	625	260 - 280	575 - 625	460 - 500	650 - 730
Porgera (47.5%)	234	836	689	858	250 - 270	780 - 840	650 - 700	900 - 970
Kalgoorlie (50%)	376	762	627	706	390 - 410	750 - 790	600 - 630	670 - 710
Acacia (63.9%)	530	880	640	958	545 - 575	860 - 910	580 - 620	880 - 920
Hemlo	235	795	679	839	205 - 220	800 - 860	640 - 690	880 - 980
Golden Sunlight	34	1,512	1,376	1,493	35 - 50	900 - 1,200	900 - 950	950 - 1,040
Total Continuing Operations	5,509	$844	$523	$659	5,600 - 5,900	$780 - $820	$510 - $535	$700 - $750
Round Mountain (50%)[2]	5	701	608	601	-	-	-	-
Bald Mountain[2]	3	1,112	723	1,692	-	-	-	-
Pierina	92	911	662	1,301	-	-	-	-
Total Divested/Closed Sites	100	$897	$658	$1,250	-	-	-	-
Total Gold[3]	5,609	$798	$518	$668	5,600 - 5,900	$780 - $820	$510 - $535	$700 - $750
Total Consolidated Barrick[4,5]	5,609	$798	$546	$730	5,600 - 5,900	$780 - $820	$510 - $535	$720 - $770

	2016 production (millions lbs)	2016 cost of sales ($/lb)	2016 C1 cash costs[1] ($/lb)	2016 all-in sustaining[1] costs ($/lb)	2017 forecast production (millions lbs)	2017 forecast cost of sales ($/lb)	2017 forecast C1 cash[1] costs ($/lb)	2017 forecast all-in sustaining[1] costs ($/lb)
Copper
Zaldívar (50%)	114	$1.93	$1.55	$2.05	120 - 135	$2.00 - $2.20	~$1.50	$1.90 - $2.10
Lumwana	271	1.16	1.44	1.97	250 - 275	1.20 - 1.40	1.40 - 1.60	2.10 - 2.30
Jabal Sayid (50%)	30	2.33	1.97	2.98	30 - 40	2.10 - 2.80	1.50 - 1.90	2.30 - 2.80
Total Copper	415	$1.43	$1.49	$2.05	400 - 450	$1.50 - $1.70	$1.40 - $1.60	$2.10 - $2.40

[1]

Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 71 to 85 of this MD&A.

[2]	Includes results from Bald Mountain and Round Mountain up to January 11, 2016, the effective date of sale of these assets.
[3]	Total gold cash costs and all-in sustaining costs per ounce exclude the impact of hedges and/or costs allocated to non-operating sites.
[4]

Operating unit guidance ranges reflect expectations at each individual operating unit, and may not add up to the company-wide guidance range total. The company-wide guidance ranges exclude Pierina which is mining incidental ounces as it enters closure and Bald Mountain and Round Mountain which were disposed of in January 2016.

[5]

Total Consolidated Barrick all-in sustaining costs include corporate administration costs and expected savings from an improved capital management program that have not been reflected in the individual site guidance ranges at this time.

BARRICK YEAR-END 2016	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Unit, Consolidated Expense and Capital Guidance

Our 2016 gold and copper production, cost of sales, cash costs1, all-in sustaining costs1, consolidated expenses and capital expenditures and forecast gold and copper production, cost of sales, cash costs1, all-in sustaining costs1, consolidated expenses and capital expenditures for 2017 are as follows:

($ millions, except per ounce/pound data)	2016 Original Guidance	Q3 2016 Guidance	2016 Actual	2017 Guidance

Gold production and costs
Production (millions of ounces)	5.00 - 5.50	5.25 - 5.55	5.52	5.60 - 5.90
Gold unit production costs
Cost of sales - gold ($ per oz)	-	800 - 850	798	780 - 820
All-in sustaining costs ($ per oz) [1]	775 - 825	740 - 775	730	720 - 770
Cash costs ($ per oz) [1]	550 - 590	540 - 565	546	510 - 535
Depreciation ($ per oz)	240 - 260	240 - 260	249	245 - 265

Copper production and costs
Production (millions of pounds)	370 - 410	380 - 430	415	400 - 450
Copper unit production costs
Cost of sales - copper ($ per lb)	-	1.35 - 1.55	1.43	1.50 - 1.70
C1 cash costs ($ per lb) [1]	1.45 - 1.75	1.40 - 1.60	1.49	1.40 - 1.60
Depreciation ($ per lb)	0.20 - 0.30	0.20 - 0.30	0.23	0.30 - 0.40
Copper all-in sustaining costs ($ per lb) [1]	2.05 - 2.35	2.00 - 2.20	2.05	2.10 - 2.40

Exploration and project expenses	225 - 275	195 - 245	237	415 - 495
Exploration and evaluation	125 - 155	115 - 145	132	185 - 225
Project expenses	100 - 120	80 - 100	105	230 - 270
General and administrative expenses	~215	~260	256	~285
Corporate administration	~145	~160	163	~200
Stock-based compensation [2]	~45	~40	38	~40
Acacia [3]	~25	~60	55	~45
Other expense [4]	20 - 40	20 - 40	60	25 - 45
Finance costs	690 - 730	710 - 750	788	600 - 650
Attributable capital expenditures:
Attributable minesite sustaining	1,200 - 1,400	1,050 - 1,100	977	1,050 - 1,200
Attributable project	150 - 250	150 - 200	145	250 - 300
Total attributable capital expenditures [5]	1,350 - 1,650	1,200 - 1,300	1,122	1,300 - 1,500

[1]

Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 71 to 85 of this MD&A.

[2]	2016 actual based on US$15.98 and 2017 guidance based on a three month trailing average ending December 31, 2016 of US$16.92 per share and excludes Acacia.
[3]	2016 actual includes $32 million in stock-based compensation. 2017 guidance includes ~$20 million in stock-based compensation.
[4]	2016 actual includes a net loss on debt extinguishment of $129 million.
[5]

2016 actual attributable capital expenditures are presented on the same basis as 2016 guidance, which include our 60% share of Pueblo Viejo and Arturo and our 50% share of Zaldívar and Jabal Sayid. 2017 Guidance includes our 60% share of Pueblo Viejo and Arturo, our 63.9% share of Acacia and our 50% share of Zaldívar and Jabal Sayid.

BARRICK YEAR-END 2016	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

2017 Guidance Analysis

Estimates of future production, cost of sales, and cash costs presented in this MD&A are based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production and associated costs may vary from these estimates due to a number of operational and non-operational risk factors (see the “Cautionary Statement on Forward-Looking Information” on page 21 of this MD&A for a description of certain risk factors that could cause actual results to differ materially from these estimates).

In 2017 we expect improvements to our mine site AISC and capital expenditures guidance as we identify further savings from our continued focus on capital discipline, currently reflected in the overall company guidance.

Production

We expect 2017 gold production to be in the range of 5.6 to 5.9 million ounces. 2017 gold production is expected to be higher than 2016, primarily as a result of increases at Cortez and Veladero, partially offset by Goldstrike and Pueblo Viejo.

Production at Cortez in 2017 is expected to be 18% to 22% higher than the prior year due to an increase in open pit production, primarily from higher grade oxide ore as well as increased throughput at the mill processed on site and larger volumes of refractory ore being processed at Goldstrike. This is partially offset by an expected decline in underground ore grade as the mine transitions to lower grade ore zones deeper in the deposit.

Significantly higher production is expected at Veladero in 2017 compared to the prior year. The expected increase in production at Veladero is due to higher grade ore being processed and faster recovery from the leach pad, as a result of better operational management. In addition, our 2017 production guidance for Veladero anticipates higher ore tonnes mined and processed in 2017, given the suspension, environmental and bad weather incidents experienced in 2016.

At Goldstrike, we expect 2017 production to be in the range of 910 to 950 thousand ounces, 13% to 17% lower than the prior year. Our emphasis at the underground in 2017 will be on development deeper in the mine and ore mined will also be impacted by a slightly higher percentage of cut and fill tonnage. Production from the open pit is expected to be lower as we transition from ore mining at the Arturo pit to stripping the 3rd and 4th northwest laybacks at the Betze Post pit.

Production at Pueblo Viejo is expected to be lower than the prior year due to reduced gold grades, partially offset by increased gold recovery from ore blending and Best-in-

Class initiatives improving availability and utilization of autoclaves.

Cost of Sales

On a per ounce basis, cost of sales attributable to gold, after removing the portion related to non-controlling interests, is expected to be in the range of $780 to $820 per ounce, in line with the prior year. In our 2017 guidance, we do not anticipate inventory impairment charges (2016: $68 million) or hedge losses from our currency and fuel hedging programs (2016: $89 million loss).

We are currently projecting higher energy and consumables costs in 2017, increasing direct mining costs from the prior year. We plan to offset those rising costs with a continued focus on lowering our other direct mining costs through Best-in-Class initiatives, which should improve operating efficiencies and lower labor and contractor costs.

Cash Costs per ounce

Cash costs1 are expected to be in the range of $510 to $535 per ounce, in line with the prior year, after excluding hedge losses of $13 per ounce from 2016. Expected improvements in cash costs at Cortez and Veladero are partially offset by increases at Goldstrike and Lagunas Norte.

We expect significantly lower cash costs at Cortez in 2017 compared to the prior year, as productivity improvements generated by digitization and Best-in-Class start contributing to additional mining and processing volumes which more than offset increases in energy and consumable cost assumptions.

Lower expected cash costs at Veladero in 2017 compared to the prior year, are the result of higher production on unit costs which more than offsets our higher energy and consumable cost assumptions.

These cash cost decreases are expected to be partially offset by increases in cash costs at Goldstrike and Lagunas Norte due to lower expected production and higher expected energy and consumables costs, partially offset by improvements to direct mining costs as a result of Best-in-Class initiatives.

All-In Sustaining Costs per ounce

All-in sustaining costs1 are expected to be in the range of $720 to $770 per ounce for gold, which is comparable to the $730 per ounce in 2016. In 2017, we will continue to focus on Best-in-Class initiatives to reduce mining and

BARRICK YEAR-END 2016	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

labor costs, partially offsetting higher expected energy and consumable costs, digitization costs at our mine sites ($14 per ounce) and an increase in corporate administration expense ($7 per ounce), as we seek to optimize our process and systems through business improvement initiatives, including digitization.

The expected increase in mine site sustaining capital in 2017 compared to the prior year is expected to be offset by the impact of higher expected production on unit costs and targeted capital savings from our continued focus on capital discipline process.

Exploration and Project Expenses

We expect to incur approximately $185 to $225 million of exploration and evaluation (“E&E”) expenditures in 2017 with approximately 80 percent of that spend allocated to the Americas. The majority of the remaining budget is allocated to Acacia. Our exploration programs balance high-quality brownfield projects, greenfield exploration, and emerging discoveries that have the potential to become profitable mines. We continue to take advantage of existing infrastructure and advance key growth projects, including three significant projects in Nevada: the Cortez Deep South underground expansion, the potential development of an underground mine at Goldrush and a significant expansion of throughput at the Turquoise Ridge mine. At the Lagunas Norte mine in Peru, we are advancing a project to extend the life of the mine by approximately nine years by mining the refractory material below the oxide ore body in the current open pit.

Highlights of our greenfield exploration program for 2017 include the Fourmile target, adjacent to our Goldrush discovery in Nevada, and the Frontera District on the border of Argentina and Chile.

We expect to incur approximately $230 to $270 million of project expenses in 2017, compared to $105 million in 2016. The increase in project expenses primarily reflects the cost to complete a prefeasibility study we have initiated to evaluate the construction of an underground mine at Lama, the Argentinean side of the Pascua-Lama project. If successful, it could support a staged development of the Pascua-Lama deposit. Project expenses also includes the cost of Pascua-Lama water management and monitoring activities and other holding costs as part of the temporary closure plan; and the costs associated with our Alturas, Donlin Gold and Cerro Casale projects.

General and Administrative Expenses

In 2017 we expect corporate administration costs to be in the range of $175 to $200 million, an increase from the prior year, as we seek to optimize our process and systems through business improvement initiatives, including digitization.

Finance Costs

Finance costs of $600 to $650 million primarily represent interest expense on long-term debt. We expect finance costs in 2017 to be lower than 2016 levels primarily due to lower interest expense in 2017 following $2.04 billion of debt repayments in 2016. The impact of any further debt reductions accomplished in 2017 has not been reflected in our guidance on interest expense. 2016 finance costs included a $129 million net loss on the extinguishment of debt and further debt repurchases could lead to additional losses on extinguishment that could cause an increase to forecasted finance costs.

Capital Expenditures

Total attributable capital expenditures for 2017 are expected to be in the range of $1.3 to $1.5 billion, compared to $1.1 billion in 2016, which reflects an increase in both sustaining and project capital.

Minesite sustaining capital expenditures reflect the capital spending required to support current planned production levels and those which do not meet our definition of project capital. This includes capitalized production phase stripping costs at our open pit mines, underground mine development and mine site E&E expenditures that meet our criteria for capitalization.

Attributable minesite sustaining capital expenditures are expected to increase from 2016 expenditure levels of $977 million to a range of $1,050 to $1,200 million, mainly due to our digitization project, planned tailings expansions and increased stripping at Goldstrike and Veladero, equipment rebuilds and other process facility upgrades at Hemlo, Lumwana and Pueblo Viejo. These increases in sustaining capital are partially offset by expected savings from our continued focus on capital discipline process. These savings are not reflected in the minesite guidance ranges at this time and are expected to be included in updates through the year.

At Goldstrike in 2017, sustaining capital expenditures are expected to increase primarily due to planned tailings expansions, process improvements, and underground sustaining projects to enable mining at greater depth. Capitalized waste stripping is expected to increase compared to the prior year as we shift from mining ore at Arturo to stripping the 3rd and 4th northwest laybacks in the Betze Post pit, partially offset by reduced operating spend driven by savings initiatives to optimize planned production at the lowest cost.

BARRICK YEAR-END 2016	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

At Veladero, a significant increase in capital is expected in 2017, mainly related to expansion of the leach pad, digitization, equipment purchases and increased capitalized waste stripping due to phases 5 and 6 of the Federico pit.

At Pueblo Viejo, the increase in sustaining capital in 2017 is related to initiatives to improve the plant and mine operational efficiency, process facility upgrades and construction of a substation.

At Lumwana, the 2017 increases in sustaining capital are related to Chimi South 2 Embankment for water diversion and equipment rebuilds.

At Hemlo, sustaining capital increases are primarily related to a tailings dam expansion and replacement of the semi-autogenous grinding mill shell in 2017.

Project capital expenditures reflect capital expenditures at new projects and existing operations that are related to discrete projects intended to increase production and will not benefit production for at least 12 months. Project capital expenditures also include capital expenditures related to the initial construction of a project and include all of the expenditures required to bring the project into operation and achieve commercial production levels.

Attributable project capital expenditures are expected to increase to a range of $250 to $300 million in 2017. The increase in project capital expenditures in 2017 compared to the prior year is primarily due to the Cortez Lower Zone expansion project, and an increase in pre-production waste stripping at Crossroads phase 1 at Cortez compared to 2016, the finalization of the Robertson acquisition and a slight increase in spend at Pascua-Lama. This is partially offset by the completion of pre-production waste stripping at Arturo in 2016.

Effective Income Tax Rate

At current spot gold prices, our expected effective tax rate for 2017 is approximately 45%.

Outlook Assumptions and Economic Sensitivity Analysis

	2017 Guidance	Hypothetical	Impact on	Impact on Cost of	Impact on
	Assumption	Change	Revenue (millions)	Sales (millions)	AISC[1]
Gold revenue, net of royalties[3]	$1,050/oz	+/- $100/oz	+/- $571	n/a	+/- $3/oz
Copper revenue, net of royalties[2]	$2.25/lb	+ $0.50/lb	+ $213	n/a	+ $0.03/lb
Copper revenue, net of royalties[2]	$2.25/lb	- $0.50/lb	- $171	n/a	- $0.03/lb
Gold all-in sustaining costs
WTI crude oil price[3]	$55/bbl	+/- $10/bbl	n/a	+/- $17	+/- $3/oz
Australian dollar exchange rate	0.75 : 1	+/- 10%	n/a	+/- $29	+/- $5/oz
Canadian dollar exchange rate	1.32 : 1	+/- 10%	n/a	+/- $32	+/- $6/oz
Copper all-in sustaining costs
WTI crude oil price[3]	$55/bbl	+/- $10/bbl	n/a	+/- $5	+/- $0.01/lb
Chilean peso exchange rate	675 : 1	+/- 10%	n/a	+/- $6	+/- $0.01/lb

[1]

All-in sustaining costs is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 71 to 85 of this MD&A.

[2]

Utilizing option collar strategies, the company has protected the downside of a portion of its expected 2017 copper production at an average floor price of $2.20 per pound and can participate on the same amount up to an average price of $2.82 per pound. Our remaining copper production is subject to market prices.

[3]	Due to our hedging activities, which are reflected in these sensitivities, we are partially protected against changes in these factors.

BARRICK YEAR-END 2016	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Risks and Risk Management

Overview

The ability to deliver on our vision, strategic objectives and operating guidance depends on our ability to understand and appropriately respond to the uncertainties or “risks” we face that may prevent us from achieving our objectives. In order to achieve this we:

●	Maintain a framework that ensures we manage risk effectively and in a manner that creates the greatest value;
●	Integrate a process for managing risk into all our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;
●	Ensure that the key controls we rely on to achieve the company’s objectives are actively monitored so that they remain in place and are effective at all times; and
●	Provide assurance to the Executives and relevant Committees of the Board of Directors on the effectiveness of key control activities.

Board and Committee Oversight

We maintain strong risk oversight practices, with responsibilities outlined in the Board’s and related committees’ mandates. The Board’s mandate makes clear the responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification by management of the principal risks of the business, and the implementation of appropriate systems to deal with such risks.

The Risk Committee of the Board of Directors assists the Board in overseeing the Company’s management of principal risks as well as the implementation of policies and standards for monitoring and modifying such risks, and monitoring and reviewing the Company’s financial position and financial risk management programs generally. The Audit Committee and Corporate Responsibility Committee also provide oversight focusing on financial and operational (e.g. Safety & Health, Environmental, Community, Security, etc.) risk exposures, respectively.

Management Oversight

On a weekly basis, the global leadership team, including the Executive Committee and representatives from each of Barrick’s country offices, mine sites and corporate functions, participate in a Business Plan Review (“BPR”) meeting. This forum allows for the timely identification of key risks that may prevent the Company from achieving its objectives. It also fosters a culture of transparent, real-time risk management as a collective and enables a learning organization.

Principal Risks

The following subsections describe some of our key sources of uncertainty and most important risk modification activities. The risks described below are not the only ones facing Barrick. Our business is subject to inherent risks in financial, regulatory, strategic and operational areas. For a more comprehensive discussion of those inherent risks, see “Risk Factors” in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Also see the “Cautionary Statement on Forward-Looking Information” on page 21.

Financial position and liquidity

Our liquidity profile, level of indebtedness and credit ratings are all factors in our ability to meet short- and long-term financial demands. Barrick’s outstanding debt balances impact liquidity through scheduled interest and principal repayments and the results of leverage ratio calculations, which could influence our investment grade credit ratings and ability to access capital markets. In addition, the Company’s ability to draw on our credit facility is subject to meeting its covenants. Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. The ability of our operations to deliver projected future cash flows, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.

Key risk modification activities:

●	Reduced notional and lengthened average tenor of our outstanding debt through liability management activities;
●	Continued focus on generating positive free cash flow by improving the underlying cost structures of our operations in a sustainable manner;
●	Disciplined capital allocation criteria for all investments;
●	Preparation of budgets and forecasts to understand the impact of different price scenarios on liquidity, and formulate appropriate strategies; and

BARRICK YEAR-END 2016	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

●	Other options to enhance liquidity include drawing on our $4.0 billion undrawn credit facility, asset sales, joint ventures, or issuance of debt or equity securities.

Improving free cash flow and AISC

Our ability to improve productivity, drive down operating costs and reduce working capital remains a focus in 2017 and is subject to several sources of uncertainty. This includes our ability to achieve and maintain industry-leading margins by improving the productivity and efficiency of our operations through our Best-in-Class program which includes the digital transformation of Barrick.

Key risk modification activities:

●

Formal project management protocols are established around these business transformation programs. The status of these projects is reviewed on a weekly basis during the BPR meetings to ensure the timely identification of key risk exposures that may affect their successful delivery;

●	Ongoing implementation of a Best-in-Class program to unleash the full potential of our mines and encompassing:
●	A standardized, performance-oriented, measurement scorecard linking top operational and economic measures;
●	Monthly optimization forums as a way to communicate and review the Best-in-Class projects and performance to targets; and
●	Innovation and digitization program focused on driving value across the business.

Social license to operate

At Barrick, we are committed to building, operating, and closing our mines in a safe and responsible manner. To do this, we develop long-term and mutually-beneficial relationships with host governments and communities while working to minimize the social and environmental impacts of our activities. Incidents of corruption in the extractive industry are indicative of the risks related to interaction with government officials and the potential consequences to our partnerships in the locations where we operate. Environmental incidents in the extractive industry emphasize the hazards (e.g. water management, tailings storage facilities, etc.) and the potential consequences to both the environment and community health and safety. Our ability to maintain compliance with environmental, regulatory and community obligations remains one of our top priorities.

Key risk modification activities:

●

Our external Corporate Social Responsibility Advisory Board was formed in 2012 and provides expert advice to the Company on a range of corporate responsibility matters, including community relations, sustainable development, water, energy, climate change, security and human rights;

●	Our obligations, expectations and intentions are codified in our Vision and Values and the Code of Business Conduct and Ethics, and they are reinforced regularly at all levels of the Company;
●

Barrick’s community relations, environment, safety and health, security and compliance management systems set expectations, define performance standards and provide the necessary tools to modify the related risks;

●

We take a partnership approach with our home and host governments. This means we work to balance our own interests and priorities with those of our government partners, working to ensure that everyone derives real value from our operations;

●

We participate in the annual CDP Climate Change and Water Disclosure process, providing investors and other interested partners with detailed information on our water and energy use and emissions data; and

●

We open our social and environmental performance to third-party scrutiny, including through the ISO 14001 re-certification process, International Cyanide Management Code audits, annual human rights impact assessments, and an annual assurance against the International Council on Mining and Metal’s Sustainable Development Framework.

Resources and reserves and production outlook

Like any mining company, we face the risk that we are unable to discover or acquire new resources or that we do not convert resources into production. As we move into 2017 and beyond, our overriding objective of growing free cash flow per share is underpinned by a strong pipeline of organic projects and minesite expansion opportunities in our core regions as discussed on page 31. Uncertainty related to these and other opportunities exists (potentially both favorable and unfavorable) due to the speculative nature of mineral exploration and development as well as the potential for increased costs, delays, suspensions and technical challenges associated with the construction of capital projects.

Key risk modification activities:

●	Focus on responsible Mineral Resource Management and continuously improved orebody

BARRICK YEAR-END 2016	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

knowledge, adding to and upgrading reserves and resources (organically and inorganically);
●	Develop and advance a balanced pipeline of high-return projects and seek to exit those that do not meet expectations;
●	Pursue high-return growth options with a mindset of innovation, cost control, and risk mitigation;
●	Enhance project design to stagger capital outlay and optimize timing of cash flows; and
●	Exploration activities including minesite exploration and global programs.

Market Overview

The market prices of gold, and, to a lesser extent, copper are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders.

Gold

The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry and macroeconomic factors. During the year, the gold price ranged from $1,061 per ounce to $1,375 per ounce. The average market price for the year of $1,251 per ounce represented an increase of 8% versus 2015.

The price of gold in 2016 generally rose over the first half of the year, reaching its high for the year in early July, and generally declined over the second half of the year. In the first half of 2016, the gold price was positively influenced by declining expectations regarding increases in the benchmark U.S. interest rate, low and negative interest rates on sovereign debt issued by many of the world’s largest economies, global economic and political uncertainty highlighted by the British referendum in favor of leaving the European Union, and investor interest in gold as a safe haven asset. In the second half of 2016, the gold price was negatively influenced by a stronger U.S. dollar, rising U.S. and global interest rates, expectations of fiscal stimulus measures in the U.S. to be put in place by the newly elected administration, subdued physical demand in key consuming countries of China and India due to government measures to maintain currency valuations, and a decline in investor sentiment.

Copper

During 2016, London Metal Exchange (“LME”) copper prices traded in a range of $1.96 to $2.74 per pound, averaged $2.21 per pound, and closed the year at $2.50 per pound. Copper prices are significantly influenced by physical demand from emerging markets, especially China.

The price of copper traded in a subdued range in 2016, before achieving significant price upside in the fourth quarter due to positive economic and copper usage data from China, expectations of increased infrastructure spending in the U.S., an increase in the price of other non-precious mined commodities, and an increase in investor sentiment. Challenging near-term fundamentals currently limit the potential copper price upside, but a dearth of new projects scheduled to enter production later in the decade could begin to positively impact prices in the coming years should physical demand continue to grow.

Utilizing option collar strategies, and excluding co-product copper hedges put in place by Acacia, we have protected the downside on approximately 65 million pounds of expected 2017 copper production at an average floor price of $2.20 per pound and can participate up to an average price of $2.82 per pound. These positions expire evenly over the first six months of the year. In addition, Acacia has co-product copper collar hedges in place on approximately 13 million pounds of expected 2017 copper production at an average floor price of $2.30 per pound and can participate up to an average price of $2.78 per pound. Our remaining copper production is subject to market prices.

We have provisionally priced copper sales for which final price determination versus the relevant copper index is

BARRICK YEAR-END 2016	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

outstanding at the balance sheet date. As at December 31, 2016, we recorded 44 million pounds of copper sales subject to final settlement at an average provisional price of $2.51 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $11 million, holding all other variables constant.

Silver

Silver traded in a range of $13.75 to $21.14 per ounce in 2016, averaged $17.14 per ounce and closed the year at $16.24 per ounce. The silver price is driven by factors similar to those influencing investment demand for gold.

Silver prices do not significantly impact our current operating earnings, cash flows, or gold cash costs. Silver prices, however, will have a significant impact on the overall economics for our Pascua-Lama project.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates with non-US denominated currencies comprising approximately 25% of our operating and capital cost exposures. Although we have made dispositions, we continue to have exposure to the Australian and Canadian dollars through a combination of mine operating and corporate administration costs, as well as exposure to the Chilean peso through expected future capital and operating costs at our Pascua-Lama project and mine operating costs at Zaldívar. We also have exposure to the Argentinean peso through operating costs at our Veladero mine, peso denominated VAT receivable balances and expected future capital and operating costs at our Pascua-Lama project. In addition, we have exposure to the Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling and Dominican peso through mine operating and capital costs.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to positions put in place through our currency hedging program. In 2016, the Australian dollar traded in a range of $0.68 to $0.78 against the US dollar, while the US dollar against the Canadian dollar, Chilean peso and Argentinean peso ranged from $1.25 to $1.47, CLP642 to CLP733 and ARS 12.90 to ARS 16.17, respectively.

Due to expectations of a strengthened US dollar, in recent years we have reduced our overall foreign currency derivative positions, whether by closing out positions before maturity or limiting the addition of new positions. As a result, at the end of 2016, we did not have any foreign currency hedge positions.

During the year, we recorded losses in earnings of approximately $28 million from our foreign currency derivatives, primarily impacting our operating and corporate administration costs (2015: $87 million loss; 2014: $97 million gain).

A strengthening US dollar versus our key currency exposures is beneficial to our cost structure in 2017, as we are unhedged against such exposures as at December 31, 2016.

BARRICK YEAR-END 2016	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

[1]	There were no CAD hedge positions in 2016.

[1]	There were no CLP hedge positions in 2016.

Fuel

For 2016, the price of West Texas Intermediate (“WTI”) crude oil traded in a wide range between $26 and $55 per barrel, averaged $43 per barrel and closed the year at $54 per barrel. During 2016, the price of crude oil generally rose after reaching multi-year lows in the middle of the first quarter. Reduced supply and increasing demand have helped towards balancing the physical market, and a recent agreement by major producing nations to cap production has improved overall market sentiment towards crude oil.

In 2016, we recorded hedge losses in earnings of $47 million on our fuel hedge positions (2015: $19 million loss and 2014: $4 million loss). Assuming December 31, 2016 market forward curves and year-end spot prices, we expect to realize fuel hedge losses of approximately $47 million in 2017. A significant portion of these losses has already been recorded in the consolidated statements of income as an unrealized loss on non-hedge derivatives. Beginning in January 2015, upon early adoption of IFRS 9, Barrick’s fuel hedges qualified for hedge accounting and unrealized gains and losses began being recorded in Other Comprehensive Income.

Financial Fuel Hedge Summary
	Barrels (thousands)	Average price	% of total expected exposure	Impact of $10 change on pre-tax earnings (USD millions)[1]
2017	2,214	80	50%	22
2018	1,207	78	28%	31
[1]	Includes the impact of hedges currently in place.

US Dollar Interest Rates

Beginning in 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced the range for its benchmark rate to between 0% and 0.25%. The benchmark was kept at this level until December 2015, when the range was increased by 25 basis points. The range was raised by an additional 25 basis points in December 2016. As economic conditions in the US continue to normalize, we expect incremental increases to short-term rates to continue in 2017.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.4 billion at December 31, 2016); the mark-to-market value of derivative instruments; the fair value of and ongoing payments under US dollar interest-rate swaps; the carrying value of certain long lived assets and liabilities; and to the interest payments on our variable-rate debt ($0.4 billion at December 31, 2016). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments. Changes in interest rates affect the accretion expense recorded on our provision for environmental rehabilitation and therefore would affect our net earnings.

BARRICK YEAR-END 2016	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF ANNUAL FINANCIAL RESULTS

Revenue
($ millions, except per ounce/pound data in dollars)		For the years ended
		December 31
	2016	2015	2014
Gold
000s oz sold[1]	5,503	6,083	6,284
000s oz produced[1]	5,517	6,117	6,249
Revenue	$ 7,908	$ 7,813	$ 8,744
Market price[2]	1,251	1,160	1,266
Realized price[2,3]	$ 1,248	$ 1,157	$ 1,265
Copper
millions lbs sold[1]	405	510	435
millions lbs produced[1]	415	511	436
Revenue	$ 466	$ 1,002	$ 1,224
Market price[2]	2.21	2.49	3.11
Realized price[2,3]	2.29	2.37	3.03
Other sales	$ 184	$ 214	$ 271
Total revenue	$ 8,558	$ 9,029	$ 10,239

[1]	Includes our equity share of gold ounces from Acacia and Pueblo Viejo and copper pounds from Zaldívar and Jabal Sayid.

[2]	Per ounce/pound weighted average.

[3]

Realized price is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 71 to 85 of this MD&A.

In 2016, gold revenues were up 1% compared to the prior year primarily due to a higher realized gold price, partially offset by a decrease in gold sales volume. Excluding the impact of divested sites, gold revenues were up 14% compared to the prior year due to an increase in gold sales volume combined with higher realized gold prices. Realized gold prices1 for 2016 were up $91 per ounce compared to the prior year reflecting the higher market gold prices in 2016, which were up 8% compared to 2015.

In 2016, gold production was 600 thousand ounces or 10% lower than the prior year primarily as a result of the divestment of non-core assets. Excluding the impact of these divested sites, production increased by 2% or 114 thousand ounces due to higher grade and throughput at Pueblo Viejo, Cortez, Turquoise Ridge, Goldstrike and Acacia, partially offset by lower production at Lagunas Norte and Veladero.

Copper revenues for 2016 were down 53% compared to the prior year primarily due to the divestment of 50% of our ownership in Zaldívar which was completed on December 1, 2015, combined with a lower realized copper price1. In 2016, the realized copper price1 was down $0.08 per pound compared to 2015, due to the 11% decline in market copper prices over the prior year and the negative provisional pricing adjustments recognized in 2016.

Copper production for 2016 decreased by 96 million pounds or 19% compared to the prior year due to lower production contribution from Zaldívar following the divestment of 50% of our ownership. Excluding the impact of the divestiture, copper production increased by 7 million pounds primarily related to the achievement of commercial production at Jabal Sayid in July 2016, partially offset by lower production at Lumwana due to lower tonnes mined due to equipment availability and lower grades.

Production Costs
($ millions, except per ounce/pound data
in dollars)	For the years ended December 31
	2016	2015	2014
Direct mining costs	$ 3,215	$ 4,006	$ 4,155
Depreciation	1,503	1,613	1,414
Royalty expense	224	235	263
Community relations	37	50	61
Cost of sales - gold	$ 4,979	$ 5,904	$ 5,893
Cost of sales - gold (per oz)[1]	798	859	842
Cash costs[2,3]	546	596	598
All-in sustaining costs - gold[2,3]	730	831	864
Cost of sales - copper	$ 319	$ 814	$ 954
Cost of sales - copper (per lb)[1]	1.43	1.65	2.19
C1 cash costs[2,3]	1.49	1.73	1.92
All-in sustaining costs - copper[2,3]	$2.05	$2.33	$ 2.79
[1]

Cost of sales related to gold per ounce is calculated using cost of sales related to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces. Cost of sales related to copper per pound is calculated using cost of sales related to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

[2]	Per ounce/pound weighted average.

[3]

Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 71 to 85 of this MD&A.

In 2016, cost of sales applicable to gold was 16% lower than the prior year primarily due to lower ounces sold, as discussed above. On a per ounce basis, cost of sales applicable to gold4 after removing the portion related to non-controlling interests, was 7% lower than the prior

BARRICK YEAR-END 2016	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

year primarily due to a decrease in direct mining costs combined with a positive change in our sales mix as a result of the divestment of some of our higher cost mine sites. Direct mining costs have decreased as a result of lower fuel and energy prices, despite a significant proportion of our oil exposure being hedged, as well as the impact of Best-in-Class initiatives, including lower labor and consumable costs and improved operating efficiencies. Lower cost of sales was also attributable to lower inventory impairment charges combined with lower depreciation expense as a result of divested sites, lower depreciation at Pueblo Viejo as a result of the impairment recorded in the fourth quarter of 2015 and a life of mine extension at Lagunas Norte; partially offset by higher depreciation expense at Cortez due to increased sales volume attributed to the Cortez Hills open pit and Arturo as it entered commercial production on August 1, 2016.

In 2016, gold all-in sustaining costs1 were down $101 per ounce or 12% compared to the prior year primarily due to a reduction in minesite sustaining capital expenditures, as a result of lower capitalized stripping costs and our continued capital discipline, combined with lower direct mining costs as described above. In addition, 2016 all-in sustaining costs were favorably impacted by a higher proportion of our sales coming from lower cost operations such as Pueblo Viejo and Cortez.

In 2016, cost of sales applicable to copper was 61% lower than the prior year following the divestment of 50% of our ownership in the Zaldívar mine. Our remaining 50% interest in Zaldívar is equity accounted for and therefore we do not include Zaldívar’s cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper4, after including our proportionate share of cost of sales at our equity method investees, decreased 13% compared to the prior year primarily due to lower direct mining costs as part of initiatives to reduce costs and increase efficiencies combined with lower royalty expense at Lumwana resulting from a decreased royalty rate (as noted below) combined with lower depreciation expense. These were partially offset by the cost of sales associated with Jabal Sayid; our 50% owned copper mine in Saudi Arabia, which entered commercial production on July 1, 2016 combined with lower sales volumes at Lumwana and Zaldívar.

In June 2016, the Zambian government passed legislation to amend the royalty tax for mining operations to a variable rate based on the prevailing copper price effective June 1, 2016. These rates are 4% at copper prices below $2.04 per pound; 5% at copper prices between $2.04 per pound and $2.72 per pound; and 6% at copper prices of $2.72 per pound and above. Legislation was also passed to remove the 15% variable profit tax on income from mining companies.

Copper all-in sustaining costs1, which have been adjusted to include our proportionate share of equity method investments, were 12% lower than the prior year primarily reflecting lower direct mining costs as a result of improved cost controls at Lumwana and lower fuel and acid costs at Zaldívar, combined with lower royalty expense at Lumwana. These were partly offset by lower sales volumes.

Capital Expenditures[1]
($ millions)	For the years ended December 31
	2016	2015	2014
Minesite sustaining[2]	$ 944	$ 1,359	$ 1,638
Project capital expenditures[3,4]	175	133	596
Capitalized interest	-	17	30
Total consolidated capital expenditures	$ 1,119	$ 1,509	$ 2,264
Attributable consolidated capital expenditures[5]	$ 1,122	$ 1,477	$ 2,204

[1]	These amounts are presented on a 100% accrued basis, except for attributable consolidated capital expenditures.

[2]	Includes both minesite sustaining and mine development.

[3]	Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

[4]	Includes both minesite expansion and projects.

[5]

These amounts are presented on the same basis as our guidance. For 2016, these amounts include our 60% share of Pueblo Viejo and Arturo and our 50% share of Zaldívar and Jabal Sayid. For 2015, these amounts include our 60% share of Pueblo Viejo and Arturo and our 50% share of Jabal Sayid.

In 2016, total consolidated capital expenditures decreased 26% compared to the prior year or 10% excluding the impact of divested sites. The decrease is primarily due to a decrease in minesite sustaining capital expenditures combined with lower capitalized interest, partially offset by increased project capital expenditures. The 31% decrease in minesite sustaining capital expenditures is primarily due to the impact of divested sites. Excluding this impact, minesite sustaining capital expenditures decreased 14% primarily due to lower capitalized stripping costs, primarily at Veladero, and our continued focus on capital discipline across the Company and in particular at Veladero and at Lagunas Norte. Capitalized interest decreased by $17 million compared to the prior year as a result of the completion of the thiosulfate circuit at Goldstrike, which entered commercial production in the third quarter of 2015. Project capital expenditures increased by $42 million as a result of $81 million in reversals of accruals for contract claims and other

BARRICK YEAR-END 2016	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

project costs at Pascua-Lama in the prior year, partially offset by a $33 million decrease in project expenditures on the thiosulfate circuit at Goldstrike. Significant project capital expenditures in 2016 were Arturo, progressing with feasibility studies at Cortez Lower Zone and Lagunas Norte Refractory Ore Project.

General and Administrative Expenses

($ millions)	For the years ended December 31
	2016	2015	2014
Corporate administration[1]	$ 163	$ 176	$ 332
Stock-based compensation[2]	38	15	9
Acacia	55	42	44
General & administrative expenses	$ 256	$ 233	$ 385

[1]

For the year ended December 31, 2016, corporate administration costs include approximately $9 million of severance costs (2015: $29 million). Starting in 2015, operating segment administration costs have been allocated to our operating sites and are now included in cost of sales. In 2014, this amount was $120 million.

[2]	Based on US$15.98 share price as at December 31, 2016 (2015: US$7.38; 2014: US$10.75) and excludes Acacia.

General and administrative expenses were $23 million higher than the prior year, primarily related to higher stock-based compensation expense combined with higher expenses at Acacia (also primarily relating to their stock-based compensation), partially offset by a reduction in overhead costs and severance costs as a result of actions taken to restructure our business in the prior year. Higher stock-based compensation expense resulted from the 117% year-to-date increase in Barrick’s NYSE share price and the 108% year-to-date increase in Acacia’s LSE share price as at December 31, 2016.

We exceeded our targeted reduction of $90 million in annualized minesite and corporate overhead costs (excluding severance, stock-based compensation and Acacia corporate administration), which is recorded within general and administrative expense and cost of sales.

Exploration, Evaluation and Project Costs

($ millions)	For the years ended December 31
	2016	2015	2014
Minesite exploration and evaluation	$ 44	$ 47	$ 38
Global exploration and evaluation	88	116	146
Advanced project costs:
Pascua-Lama	59	119	113
Cerro Casale	6	8	14
Jabal Sayid	-	-	30
Other	11	4	16
Corporate development	14	42	35
Business improvement	15	19	-
Global exploration and evaluation and project expense	$ 193	$ 308	$ 354
Total exploration, evaluation and project expenses	$ 237	$ 355	$ 392

Exploration, evaluation and project costs for 2016 decreased $118 million compared to the prior year. The decrease is primarily due to a reduction in project costs at Pascua-Lama ($60 million) combined with a decrease in corporate development costs ($28 million). In addition, the decrease in global exploration costs primarily related to Goldrush as the project has progressed to the study phase, and is now being capitalized.

Finance Costs, Net

($ millions)	For the years ended December 31
	2016	2015	2014
Interest expense[1]	$ 591	$ 737	$ 733
Accretion	50	63	75
Loss (gain) on debt extinguishment	129	(68)	-
Other finance costs	18	7	(12)
Finance income	(13)	(13)	(11)
Finance costs, net	$ 775	$ 726	$ 785

[1]

For the year ended December 31, 2016, interest expense includes approximately $100 million of non-cash interest expense relating to the gold and silver streaming agreements with Silver Wheaton Corp. and Royal Gold, Inc. (2015: $61 million).

In 2016, net finance costs were $49 million higher than the prior year primarily due to the recognition of $129 million of extinguishment costs arising from the debt repurchases made through the year compared to the recognition of a $68 million net gain in the prior year. This was combined with an increase of $39 million of non-cash interest expense on our gold and silver streaming agreements. These increases more than offset a $185 million reduction in interest expense as a result of debt reductions made over the

BARRICK YEAR-END 2016	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

past two years. These debt reductions will reduce interest payments by approximately $235 million on an annualized basis.

    Additional Significant Statement of Income Items

($ millions)	For the years ended December 31
	2016	2015	2014
Impairment charges (reversals)	($ 250)	$ 3,897	$ 4,106
Loss (income) on currency translation	$199	$120	$ 132
Other expense/(income)	$60	($ 113)	($ 14)

Impairment Charges (Reversals)

($ millions)	For the years ended December 31
	2016	2015	2014
	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)
Asset impairments (reversals)
Veladero	$ (179)	$ -	$ -
Equity method investments	49	-	-
Lagunas Norte	(20)	26	-
Pascua-Lama	1	399	382
Pueblo Viejo	-	386	-
Buzwagi	-	30	-
Round Mountain/Bald Mountain	-	53	-
Lumwana	-	-	720
Cerro Casale	-	-	778
Jabal Sayid	-	-	198
Porgera	-	-	(160)
Cortez	-	-	29
Kalgoorlie	-	-	9
Exploration sites	-	-	7
AFS investments	-	-	18
Other	3	53	4
Total asset impairment charges (reversals)	$ (146)	$ 947	$ 1,985
Goodwill
Goldstrike	$ -	$ 730	$ -
Zaldívar	-	427	712
Pueblo Viejo	-	412	-
Cortez	-	355	-
Lagunas Norte	-	247	-
Jabal Sayid	-	-	316
Lumwana	-	-	214
Bald Mountain	-	-	131
Round Mountain	-	-	36
Total goodwill impairment charges	$ -	$ 2,171	$ 1,409
Tax effects and NCI	(104)	779	712
Total impairment charges (reversals) (100%)	$ (250)	$ 3,897	$ 4,106

In 2016, primarily as a result of improvements in the cost structure at Veladero and Lagunas Norte, we recognized $146 million (net of tax and non-controlling interests) of net impairment reversals for non-current assets. This compares to goodwill and non-current asset impairment losses of $2.2 billion and $947 million (net of tax and non-controlling interests), respectively, in the prior year. Refer to note 21 to the Financial Statements for a full description of impairment charges, including pre-tax amounts and sensitivity analysis.

Loss (Income) on Currency Translation

Loss on currency translation for 2016 increased $79 million compared to the prior year. The increased loss is primarily due to the release of $91 million of currency translation losses as a result of the disposal and reorganization of certain Australian entities during the first quarter of 2016. This was combined with increased unrealized foreign currency translation losses relating to the Zambian kwacha, partly offset by lower unrealized foreign currency translation losses relating to the Argentinean peso, Australian dollar and Tanzanian shilling.

Other Expense (Income)

Other expense was $60 million in 2016 compared to income of $113 million in the prior year. The expense in the current year was primarily due to a $39 million additional loss on disposition relating to Zaldívar as a result of the final purchase price adjustments recorded in the third quarter of 2016. The income in the prior year was primarily a result of the realization of gains on the sale of our Cowal mine and 50% of our interest in the Porgera mine, which closed in the third quarter of 2015; and partly offset by $30 million in office closure costs primarily relating to the exiting of leases at our Toronto and Salt Lake City offices. For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense

Income tax expense was $917 million in 2016. The underlying effective tax rate for ordinary income in 2016 was 44% after adjusting for the net impact of currency translation losses on deferred tax balances; the impact of the increase in income tax related contingent liabilities in Tanzania; the impact of tax rate changes; the impact of impairment (reversals) charges; the impact of asset sales and non-hedge derivatives; and the impact of non-deductible foreign exchange losses. The unadjusted tax rate for income

BARRICK YEAR-END 2016	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

in 2016 was 52% of the income before income taxes.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

Reconciliation to Canadian Statutory Rate
For the years ended December 31	2016	2015
At 26.5% statutory rate	$471	$(833)
Increase (decrease) due to:
Allowances and special tax deductions[1]	(134)	(103)
Impact of foreign tax rates[2]	113	(110)
Expenses not tax deductible	54	55
Goodwill impairment charges not tax deductible	-	736
Impairment charges not recognized in deferred tax assets	-	246
Net currency translation losses on deferred tax balances	23	62
Tax impact of profits from equity accounted investments	(5)	-
Current year tax losses not recognized in deferred tax assets	35	56
Internal restructures	-	(116)
De-recognition of a deferred tax asset	-	20
Non-recognition of US AMT credits	13	19
Adjustments in respect of prior years	(4)	44
Increase to income tax related contingent liabilities	70	13
Impact of tax rate changes	(13)	-
Other withholding taxes	11	12
Mining taxes	267	(125)
Other items	16	(7)
Income tax expense (recovery)	$917	$(31)

[1]	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
[2]	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

The more significant items impacting income tax expense in 2016 and 2015 include the following:

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean deferred tax liabilities. In 2016 and 2015, tax expense of $23 million and $62 million, respectively, primarily arose from translation losses due to the weakening of the Argentinean peso against the US dollar. These losses are included within deferred tax expense/recovery.

Non-Recognition of US Alternative Minimum Tax (AMT) Credits

In the fourth quarter of 2016 and 2015, we recorded a deferred tax expense of $13 million and $19 million, respectively, related to US AMT credits which are not probable to be realized based on our current life of mine plans.

Increase in Income Tax Related Contingent Liabilities in Tanzania

In the first quarter of 2016, Acacia received a judgement from the Tanzania Court of Appeal regarding a long-standing dispute over tax calculations at Bulyanhulu from 2000-2006. The Court of Appeal was reviewing seven issues initially raised by the Tanzania Revenue Authority (TRA) in 2012 regarding certain historic tax loss carry forwards and ruled in favor of Bulyanhulu by the Tax Appeals Board in 2013. The TRA appealed against this ruling and in 2014 the Tax Tribunal reversed the decision for all seven issues. The legal route in Tanzania has now been exhausted; however Acacia is considering its options for the next steps. Acacia is yet to receive a revised tax assessment following the judgement, but has raised further tax provisions of US$70 million in Q1 2016 in order to address the direct impact of the ruling on Bulyanhulu’s tax loss carry forwards and the potential impact this may have on the applicability of certain capital deductions for other years and our other mines in Tanzania.

Tax Rate Changes

In the fourth quarter of 2016, a tax rate change was enacted in Peru, increasing corporate income tax rates. This resulted in a deferred tax recovery of $13 million due to recording the deferred tax asset in Peru at the higher rates.

Internal Restructures

In the fourth quarter of 2015, a deferred tax recovery of $116 million arose from a loss that was realized on internal restructuring of subsidiary corporations. This resulted in a net increase in deferred tax assets.

De-recognition of a Deferred Tax Asset

In the second quarter of 2015, we recorded a deferred tax expense of $20 million related to de-recognition of a deferred tax asset in Pueblo Viejo.

BARRICK YEAR-END 2016	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios
($ millions, except ratios and share amounts)	As at December 31, 2016	As at December 31, 2015	As at December 31, 2014
Total cash and equivalents	$ 2,389	$ 2,455	$ 2,699
Current assets	2,485	3,013	3,451
Non-current assets	20,390	20,840	27,729
Total Assets	$ 25,264	$ 26,308	$ 33,879
Current liabilities excluding short-term debt	$ 1,676	$ 1,644	$ 2,154
Non-current liabilities excluding long-term debt[1]	5,344	5,241	5,782
Debt (current and long-term)	7,931	9,968	13,081
Total Liabilities	$ 14,951	$ 16,853	$ 21,017
Total shareholders’ equity	7,935	7,178	10,247
Non-controlling interests	2,378	2,277	2,615
Total Equity	$ 10,313	$ 9,455	$ 12,862
Total common shares outstanding (millions of shares)[2]	1,166	1,165	1,165

Key Financial Ratios:
Current ratio[3]	2.68:1	2.77:1	2.47:1
Debt-to-equity[4]	0.77:1	1.05:1	1.02:1
[1]	Non-current financial liabilities as at December 31, 2016 were $8,002 million (2015: $10,068 million; 2014: $13,108 million).
[2]	Total common shares outstanding do not include 2.1 million stock options.
[3]	Represents current assets (excluding assets held-for-sale) divided by current liabilities (including short-term debt and excluding liabilities held-for-sale) as at December 31, 2016 and December 31, 2015.
[4]	Represents debt divided by total shareholders’ equity (including minority interest) as at December 31, 2016 and December 31, 2015.

Balance Sheet Review

Total assets were $25.3 billion at December 31, 2016, approximately $1.0 billion lower than at December 31, 2015, primarily reflecting the sale of Bald Mountain and our 50% interest in Round Mountain, which were presented as held-for-sale and included in current assets at December 31, 2015 and of which the cash proceeds were used to reduce our debt balance. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable and other government transaction and joint venture related receivables, and cash and equivalents. Total liabilities at December 31, 2016 totaled $15.0 billion; approximately $1.9 billion lower than at December 31, 2015, reflecting $2.0 billion of debt repayments made during the year.

Shareholders’ Equity

As at February 7, 2017	Number of shares
Common shares	1,165,574,071
Stock options	2,074,210

Financial Position and Liquidity

Total cash and cash equivalents as at December 31, 2016 was $2.4 billion3. Our capital structure comprises a mix of debt and shareholders’ equity. As at December 31, 2016, our total debt was $7.9 billion (debt net of cash and equivalents was $5.5 billion) and our debt-to-equity ratio was 0.77:1. This compares to debt as at December 31, 2015 of $10.0 billion (debt net of cash and equivalents was $7.5 billion), and a debt-to-equity ratio of 1.05:1.

At the beginning of 2016, we set a debt reduction target of $2 billion. We have exceeded this target by reducing debt by $2.04 billion in 2016. We currently have less than $200 million2 in debt due before 2019, and approximately $5 billion of our outstanding debt matures after 2032.

In 2017, we have capital commitments of $52 million and expect to incur attributable sustaining and project capital expenditures of approximately $1,300 to $1,500 million in 2017 based on our guidance range on page 33. In 2017,

BARRICK YEAR-END 2016	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

we have contractual obligations and commitments of $402 million in purchase obligations for supplies and consumables and $51 million in derivative liabilities which will form part of operating costs. In addition, we have $434 million in interest payments and other amounts as detailed in the table on page 68. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further non-core asset sales or joint venture opportunities; issuance of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; and drawing the $4.0 billion available under our fully undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing).

Many factors, including but not limited to general market conditions and then prevailing metals prices, could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P currently rate our long-term debt as investment grade, with ratings of Baa3 and BBB-, respectively. In August 2016, Moody’s affirmed the Company’s Baa3 rating and revised its outlook to stable from negative. Also in August 2016, S&P affirmed the Company’s BBB- rating and raised its outlook to positive from stable. Further changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our credit facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in our fully undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.35:1 as at December 31, 2016 (0.44:1 as at December 31, 2015).

Summary of Cash Inflow (Outflow)
($ millions)	For the years ended December 31
	2016	2015
Net cash provided by operating activities	$ 2,640	$ 2,794
Investing activities
Capital expenditures[1]	$ (1,126)	$ (1,713)
Divestitures	588	1,904
Other	126	59
Total investing inflows/(outflows)	$ (412)	$ 250
Financing activities
Net change in debt	$ (2,057)	$ (3,133)
Dividends[2]	(86)	(160)
Other	(154)	18
Total financing inflows/(outflows)	$ (2,297)	$ (3,275)
Effect of exchange rate	3	(13)
Increase/(decrease) in cash and equivalents	$ (66)	$ (244)

[1]	The amounts include capitalized interest of $nil for the year ended December 31, 2016 (2015: $17 million).
[2]	In 2016, we declared and paid dividends in US dollars totaling $0.08 per share (2015: $0.14 per share; 2014: $0.20 per share).

In 2016, we generated $2,640 million in operating cash flow, compared to $2,794 million of operating cash flow in the prior year. 2015 operating cash flow included a $610 million deposit relating to the gold and silver streaming arrangement with Royal Gold. Excluding this transaction, operating cash flow for 2016 was $456 million higher than the prior year despite the reduction in operating cash flow associated with the divestment of some non-core assets. We benefited from higher market gold prices and lower operating costs, as a result of lower energy and fuel costs (despite being hedged on a significant portion of our fuel consumption) combined with the continued realization of lower labor and consumable costs and improved operating efficiencies resulting from our Best-in-Class initiatives and also lower cash interest paid. These were largely offset by lower gold and copper volumes sold, primarily as a result of the aforementioned divestitures, combined with the impact of unfavorable working capital movements, mainly as a result of higher inventory balances and income taxes paid compared to the prior year. The ability of our operations to deliver projected future cash flows within the parameters of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.

Cash outflows from investing activities in 2016 amounted to $412 million compared to $250 million of cash inflows

BARRICK YEAR-END 2016	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

in the prior year. The decrease of $662 million compared to 2015 is primarily due to $1,316 million of additional proceeds from the divestitures in the prior year. In 2016, we received proceeds from the sale of Bald Mountain and our 50% interest in Round Mountain. In 2015, we received proceeds from the divestitures of Cowal, Spring Valley, Ruby Hill and partial divestitures of Zaldívar and Porgera. This was partially offset by a decrease in capital expenditures as 2016 capital expenditures on a cash basis were $1,126 million compared to $1,713 million in 2015. The decrease of $587 million is primarily due to the impact of divested sites combined with lower capitalized stripping costs at Veladero and a decrease in leach pad expansion costs at Veladero and Lagunas Norte. This was combined with a decrease in project costs mainly relating to the completion of the thiosulfate circuit at Goldstrike in the prior year and decreased spending at Pascua-Lama.

Net financing cash outflows for 2016 amounted to $2,297 million, compared to $3,275 million of cash outflows in the prior year. The net financing cash outflows in 2016 and 2015 primarily consist of net debt repayments of $2,057 million and $3,133 million, respectively, as we achieved our debt reduction goals. This was combined with debt extinguishment costs of $129 million (2015: $68 million gains) and $86 million (2015: $160 million) of dividend payments.

BARRICK YEAR-END 2016	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Financial Instruments
As at December 31, 2016
Financial Instrument	Principal/Notional Amount			Associated Risks[1]
				● Interest rate
Cash and equivalents		$ 2,389	million	● Credit
				● Credit
Accounts receivable		$249	million	● Market
				● Market
Other investments		$18	million	● Liquidity
Accounts payable		$ 1,084	million	● Liquidity
Debt		$ 7,989	million	● Interest rate
Restricted share units		$ 62	million	● Market
Deferred share units		$ 9	million	● Market
Derivative instruments - currency contracts	AUD	23	million	● Market/liquidity
	PGK	21	million
Derivative instruments - gold contracts		43	million oz	● Market/liquidity
Derivative instruments - copper contracts		78	million lbs	● Credit
				● Interest rate
Derivative instruments - energy contracts	Diesel	3	million bbls	● Market/liquidity
				● Credit
				● Interest rate
Derivative instruments - interest rate contracts	Receive float interest rate swaps	$ 99	million	● Market/liquidity

[1]	Refer to note 28 to the Financial Statements for more information regarding risks associated with financial instruments.

OPERATING SEGMENTS PERFORMANCE

Review of Operating Segments Performance

Barrick’s business is organized into thirteen individual mine sites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”), the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, Company and/or project level. Therefore, each individual minesite, Acacia and the Pascua-Lama project are operating segments for financial reporting purposes. Following the divestitures that were completed in 2015 and early 2016, we re-evaluated our reportable operating segments and no longer report on our interests in the following non-core properties: Porgera, Kalgoorlie, Zaldívar and Lumwana. Our updated presentation of our reportable operating segments will now be limited to six individual gold mines, Acacia and our Pascua-Lama project. The remaining operating segments, including the non-core properties referred to above and our remaining gold and copper mines, have been grouped into an “other” category and will not be reported on individually. The prior periods have been restated to reflect the change in presentation. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK YEAR-END 2016	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Cortez, Nevada USA

Summary of Operating and Financial Data			For the years ended December 31
	2016	2015	% Change	2014
Total tonnes mined (000s)	124,919	151,357	(17%)	152,146
Ore tonnes processed (000s)	25,112	22,406	12%	25,957
Average grade (grams/tonne)	1.73	1.73	-	1.34
Gold produced (000s/oz)	1,059	999	6%	902
Gold sold (000s/oz)	1,059	982	8%	865
Segment revenue ($ millions)	$ 1,314	$ 1,129	16%	$ 1,093
Cost of sales ($ millions)	955	826	16%	687
Segment income ($ millions)	340	287	18%	393
Segment EBITDA ($ millions)[1]	839	630	33%	648
Capital expenditures ($ millions)[2]	142	148	(4%)	189
Minesite sustaining	75	101	(26%)	170
Project	67	47	43%	19
Cost of sales (per oz)	901	841	7%	794
Cash costs (per oz)[1]	430	486	(12%)	498
All-in sustaining costs (per oz)[1]	518	603	(14%)	706
All-in costs (per oz)[1]	$ 581	$ 650	(11%)	$ 728

[1]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 71 to 85 of this MD&A.
[2]	Amounts presented exclude capitalized interest.

Financial Results

Cortez’s segment income for 2016 was 18% higher than the prior year primarily due to a higher gold sales volume combined with a higher gold price, partly offset by higher depreciation due to an increase in ounces mined at the Cortez Hills pit, which have a higher depreciation charge per ounce than other areas at Cortez.

In 2016, gold production was 6% higher than the prior year primarily due to higher grades mined in the Cortez Hills open pit (“CHOP”) for both mill feed and leach placement. While less total open pit tonnes were mined in the current year, ore tonnes were higher due to a focus on mining higher grade ore from CHOP compared to more waste mining in the prior year. This was combined with Best-in-Class underground initiatives increasing mining time per shift and process improvements resulting in increased tonnes mined and throughput, respectively, and partly offset by lower grades than the prior year in the underground as mining is advancing from the high grade Breccia zone to the lower grade Middle zone.

Cost of sales per ounce4 for 2016 was $60 per ounce higher than the prior year primarily due to the impact of higher depreciation from an increase in ounces mined at the CHOP combined with lower waste stripping activity associated with lower stripping at the Cortez Hills open pit in 2016 compared to 2015. The increases in cost of sales were partially offset by lower open pit consumable costs, including lower fuel prices in 2016, and lower inventory write-downs compared to the prior year. Further offsetting higher depreciation in 2016, royalty payments were lower compared to the prior year, as more ore was produced from the Cortez Hills open pit, which has lower associated royalties. For 2016, cost of sales per ounce4 was also positively impacted by higher

BARRICK YEAR-END 2016	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

sales volume. All-in sustaining costs1 decreased by $85 per ounce from the prior year primarily due to the impact of higher sales volume combined with lower sustaining capital spend and lower inventory write-downs.

In 2016, capital expenditures decreased by 4% from the prior year as lower minesite sustaining capital expenditures were almost offset by higher project expenditures. Lower sustaining capital is attributed to the completion of leach and tailings expansions in 2015, as well as continued efforts to reduce costs and optimize capital allocation in 2016. This was combined with higher capitalized stripping at the Cortez Hills pit in the prior year compared to the current year. Project capital expenditures in 2016 are higher as a result of increased expenditures for the underground development at Cortez

Hills Lower Zone and stripping at Crossroads during the fourth quarter of 2016.

Outlook

At Cortez we expect 2017 gold production to be in the range of 1,250 to 1,290 thousand ounces, an increase from 2016 production levels. This is due to a significant increase in open pit production, primarily from higher grade oxide ore and increased throughput at the mill processed on site and larger volumes of refractory ore, at grades similar to 2016, being processed at Goldstrike. This is somewhat offset by an expected decline in underground ore grade as the mine transitions to lower grade ore zones deeper in the deposit.

In 2017, we expect cost of sales per ounce4 to be in the range of $730 to $760 per ounce, which is a material decrease from 2016 due to increased sales volume. Cost of sales show only a slight increase from 2016 to 2017. We expect cash costs1 to be in the range of $360 to $380 per ounce, a decrease from 2016. Operating costs are in line with 2016, while productivity improvements generated by digitization and Best-in-Class initiatives are expected to start contributing to additional mining and processing volumes. All-in sustaining costs1 are expected to be in the range of $430 to $470 per ounce, again a decrease from 2016, primarily due to higher sold ounces mentioned above.

BARRICK YEAR-END 2016	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Goldstrike, Nevada USA

Summary of Operating and Financial Data			For the years ended December 31
	2016	2015	% Change	2014
Total tonnes mined (000s)[1]	67,834	72,304	(6%)	81,410
Ore tonnes processed (000s)	7,361	6,752	9%	5,307
Average grade (grams/tonne)	5.65	6.01	(6%)	6.28
Gold produced (000s/oz)	1,096	1,053	4%	902
Gold sold (000s/oz)	1,103	999	10%	908
Segment revenue ($ millions)	$ 1,389	$ 1,143	22%	$ 1,154
Cost of sales ($ millions)	940	722	30%	651
Segment income ($ millions)	442	408	8%	496
Segment EBITDA ($ millions)[2]	749	600	25%	628
Capital expenditures ($ millions)[3]	186	191	(3%)	540
Minesite sustaining	142	110	29%	245
Project	44	81	(46%)	295
Cost of sales (per oz)	852	723	18%	718
Cash costs (per oz)[2]	572	522	10%	571
All-in sustaining costs (per oz)[2]	714	658	9%	854
All-in costs (per oz)[2]	$ 754	$ 738	2%	$ 1,179

[1]	Includes tonnes mined relating to Arturo.
[2]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 71 to 85 of this MD&A.
[3]	Includes our share of capital expenditures related to Arturo.

Financial Results

Segment income for 2016 was 8% higher than the prior year primarily due to an increase in sales volume and higher gold prices, partially offset by increased processing and depreciation expense associated with full year operation of the autoclave combined with higher depreciation from the Arturo pit, which entered commercial production August 1, 2016 and has a high depreciation charge per ounce due to the short mine life.

In 2016, gold production was 4% higher than the prior year primarily as a result of higher autoclave production, slightly offset by processing ore from the 60% owned Arturo pit in the second half of 2016, compared to full ownership production in the prior year. The increase in production at similar grades and recoveries was further helped by an increase in roaster throughput due to blend optimization and Arturo’s ore chemistry, as well as further improvements at the autoclave facility.

Cost of sales per ounce4 in 2016 was $129 per ounce higher than the prior year primarily due to higher operating costs and depreciation expense from the operation of the autoclave combined with higher depreciation from the Arturo pit, which has a high depreciation charge per ounce. The autoclave thiosulfate circuit was commissioned in the third quarter of 2015 and operates at a higher cost than the roaster. The higher operating costs are also due in part to increases in stock-based compensation as a result of movements in Barrick’s share price and consulting costs related to our Best-in-Class program. These increases are partially offset by favorable fuel prices, energy prices, and Best-in-Class initiatives aimed at better utilizing open pit

BARRICK YEAR-END 2016	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

equipment, improving underground mining efficiency, and lowering contractor costs, which are reflected in lower direct mining costs. In 2016, this was partially offset by the impact of an increase in sales volume. All-in sustaining costs1 increased by $56 per ounce compared to the prior year primarily due to higher operating costs combined with higher sustaining capital, partly offset by an increase in sales volume.

In 2016, capital expenditures decreased by 3%, compared to the prior year which was mainly due to lower project expenditures associated with the autoclave thiosulfate circuit, which entered commercial production in the third quarter of 2015. This was partly offset by higher minesite sustaining capital expenditures in 2016 due to major projects such as the roaster CIL tank expansion, dewatering well projects and stage 3 of the tailings storage facility compared to process equipment replacements and phase 2 construction of the tailings storage facility which were completed in the prior year.

Lower sustaining capital in the current year is also attributed to efforts to reduce costs and optimize capital allocation.

Outlook

At Goldstrike we expect 2017 production to be in the range of 910 to 950 thousand ounces, which is lower than 2016 production levels. Lower ounce production is expected from both the underground and open pit operations. At the underground, emphasis in 2017 will be on development deeper in the mine and ore mined will also be impacted by a slightly higher percentage of cut and fill tonnage. Contribution from open pit production is expected to be lower as we transition from ore mining at the Arturo pit to stripping the 3rd and 4th NW laybacks in the Betze Post pit.

For 2017, we expect cost of sales per ounce4 to be in the range of $950 to $990 per ounce for 2017, higher than 2016 due to sold ounces decreasing over 2016 primarily, offset slightly by lower operating spend driven by Best-in-Class initiatives. We expect cash costs1 to be in the range of $650 to $680 per ounce, higher than 2016 due to lower ounce production, primarily offset by slightly lower operating spend driven by operational excellence. All-in sustaining costs1 are expected to be $910 to $980 per ounce, an increase from 2016 due to lower ounce production and higher sustaining capital expenditures for tailings expansions, process improvements, and underground sustaining projects to enable mining deeper in the mine.

BARRICK YEAR-END 2016	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Pueblo Viejo (60% basis)1, Dominican Republic

Summary of Operating and Financial Data			For the years ended December 31
	2016	2015	% Change	2014
Total tonnes mined (000s)	23,278	22,736	2%	21,055
Ore tonnes processed (000s)	4,527	4,150	9%	4,027
Average grade (grams/tonne)	5.29	4.94	7%	5.53
Gold produced (000s/oz)	700	572	22%	665
Gold sold (000s/oz)	700	597	17%	667
Segment revenue ($ millions)	$ 925	$ 757	22%	$ 940
Cost of sales ($ millions)	395	525	(25%)	524
Segment income ($ millions)	528	230	130%	417
Segment EBITDA ($ millions)[2]	621	390	59%	555
Capital expenditures ($ millions)	61	61	-	80
Minesite sustaining	61	61	-	80
Project	-	-	-	-
Cost of sales (per oz)	564	881	(36%)	786
Cash costs (per oz)[2]	395	467	(15%)	446
All-in sustaining costs (per oz)[2]	490	597	(18%)	588
All-in costs (per oz)[2]	$ 490	$ 597	(18%)	$ 588

[1]	Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.

[2]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 71 to 85 of this MD&A.

Financial Results

Pueblo Viejo’s segment income for 2016 was 130% higher than the prior year primarily due to an increase in sales volumes combined with higher gold prices and lower cost of sales.

In 2016, gold production was 22% higher than the prior year primarily due to higher ore grades and recoveries compared to the prior year due to a lower amount of carbonaceous ore processed in 2016. This was combined with lower throughput in 2015, as a result of the mechanical failure at the oxygen plant in the fourth quarter of 2015.

Cost of sales per ounce4 in 2016 was $317 per ounce lower than the prior year primarily due to lower depreciation as a result of the impairment recorded in the fourth quarter of 2015 and an increase in the life of mine, combined with insurance proceeds recorded in the third quarter of 2016 relating to the 2015 oxygen plant motor failure. Cost of sales per ounce4 was further impacted by lower maintenance costs due to the timing of maintenance activities and lower costs attributed to shutdowns as a result of Best-in-Class initiatives

BARRICK YEAR-END 2016	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

combined with lower energy and fuel prices and the impact of higher sales volume on unit production costs. In 2016, all-in sustaining costs1 decreased by $107 per ounce compared to the prior year due to lower direct mining costs combined with the impact of higher sales volume on unit production costs. All-in sustaining costs1 did not benefit from the aforementioned insurance proceeds as they were excluded from our calculation.

In 2016, capital expenditures were in line with the prior year as an increase in capitalized stripping costs was offset by the deferral and cancellation of non-critical sustaining capital expenditures.

Outlook

At Pueblo Viejo, we expect our equity share of 2017 gold production to be in the range of 625 to 650 thousand ounces, below 2016 production levels, driven by reduced gold head grade offset by increased gold recovery related to improved availability and utilization achieved through the optimization of maintenance strategies and ore blending.

In 2017, we expect cost of sales per ounce4 to be in the range of $650 to $680 per ounce, cash costs1 to be $400 to $420 per ounce and all-in-sustaining costs1 to be $530 to $560 per ounce. All three indicators will be higher than 2016 primarily due to a reduction in total ounces sold affected by head grades, cost increases related to corporate allocations, higher maintenance costs, and higher sustaining costs owing to the deferral of projects from 2016 into 2017 which also affects depreciation. By-product credits are expected to be higher than 2016, impacted both by prices and recoveries for silver and copper, while power sales will benefit from the proceeds from frequency and capacity fees that Quisqueya I Power Plant will start to receive in 2017.

BARRICK YEAR-END 2016	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Lagunas Norte, Peru

Summary of Operating and Financial Data			For the years ended December 31
	2016	2015	% Change	2014
Total tonnes mined (000s)	40,847	49,126	(17%)	50,030
Ore tonnes processed (000s)	17,253	21,880	(21%)	22,110
Average grade (grams/tonne)	1.12	1.02	10%	0.99
Gold produced (000s/oz)	435	560	(22%)	582
Gold sold (000s/oz)	425	565	(25%)	604
Segment revenue ($ millions)	$ 548	$ 673	(19%)	$ 775
Cost of sales ($ millions)	276	378	(27%)	335
Segment income ($ millions)	260	285	(9%)	439
Segment EBITDA ($ millions)[1]	356	454	(22%)	531
Capital expenditures ($ millions)	56	67	(16%)	81
Minesite sustaining	51	67	(24%)	81
Project	5	-	100%	-
Cost of sales (per oz)	651	669	(3%)	555
Cash costs (per oz)[1]	383	329	16%	379
All-in sustaining costs (per oz)[1]	529	509	4%	543
All-in costs (per oz)[1]	$ 540	$ 509	6%	$ 543

[1]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 71 to 85 of this MD&A.

Financial Results

Lagunas Norte’s segment income for 2016 was 9% lower than the prior year primarily due to lower sales volumes, partially offset by lower depreciation expense, higher gold prices and lower operating costs mostly driven by lower tonnage mined due to ore depletion of the oxide deposit and lower fuel prices.

In 2016, gold production was 22% lower than the prior year primarily due to fewer ounces placed on the leach pad as a result of lower equipment availability, combined with processing harder material and a higher percentage of older stock material, in line with expectations as the mine matures. The decrease in gold production was partially offset by higher ore grades.

Cost of sales per ounce4 for 2016 was $18 per ounce lower than the prior year mainly due to a decrease in depreciation expense and lower direct mining costs resulting from lower tonnage mined and processed, lower fuel prices and lower royalties derived from lower sales. These were combined with realized cost savings from the Best-in-Class program such as the initiatives to improve

BARRICK YEAR-END 2016	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

efficiencies in the carbon in column circuit, implementation of short interval control, improvements in planned maintenance and renegotiation of certain service contracts. In 2016, all-in sustaining costs1 increased by $20 per ounce compared to the prior year primarily due to lower sales volume, partially offset by the lower direct mining costs and royalty costs combined with a decrease in minesite sustaining capital expenditures.

In 2016, capital expenditures decreased by 16% compared to the prior year due to lower minesite sustaining capital relating to the end of construction of phase 6 of the leach pad in 2015 partially offset by higher capitalized stripping in 2016. Project expenditures in 2016 relate to the Refractory Ore Project.

Outlook

At Lagunas Norte we expect 2017 production to be in the range of 380 to 420 thousand ounces, lower than 2016 production levels, as a result of the progressive depletion of oxide ores, which are being replaced with sulfide ores with lower kinetics and recoveries.

We expect cost of sales per ounce4 to be in the range of $710 to $780 per ounce. This increase, in comparison with 2016, is mainly driven by higher cost of sales attributed to an expected increase in depreciation expense, higher direct operating costs and CSR expenses, partially offset by Best-in-Class initiatives. We expect cash costs1 to be in the range of $430 to $470 per ounce and all-in sustaining costs1 to be in the range of $560 to $620 per ounce. The increase in all-in sustaining costs1 in comparison with 2016 is driven mainly by the decrease in production; sustaining capital expenditures are decreasing in 2017. Operational cost increases are expected to be partially offset by Best-in-Class operational initiatives including service and material contract renegotiation, increased component life, improvements in preventative maintenance, and energy optimization programs. Structural cost reduction in mine stripping and employee profit sharing are expected to occur due to the reduced mine production plan.

BARRICK YEAR-END 2016	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Veladero, Argentina

Summary of Operating and Financial Data			For the years ended December 31
	2016	2015	% Change	2014
Total tonnes mined (000s)	62,227	83,409	(25%)	67,686
Ore tonnes processed (000s)	28,028	28,385	(1%)	29,500
Average grade (grams/tonne)	0.82	0.82	-	1.00
Gold produced (000s/oz)	544	602	(10%)	722
Gold sold (000s/oz)	532	629	(15%)	724
Segment revenue ($ millions)	$ 685	$ 720	(5%)	$ 894
Cost of sales ($ millions)	464	499	(7%)	554
Segment income ($ millions)	220	216	2%	330
Segment EBITDA ($ millions)[1]	338	324	4%	446
Capital expenditures ($ millions)	95	242	(61%)	173
Minesite sustaining	95	242	(61%)	173
Project	-	-	-	-
Cost of sales (per oz)	872	792	10%	764
Cash costs (per oz)[1]	582	552	5%	566
All-in sustaining costs (per oz)[1]	769	946	(19%)	815
All-in costs (per oz)[1]	$ 769	$ 946	(19%)	$ 815

[1]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 71 to 85 of this MD&A.

Financial Results

Veladero’s segment income for 2016 was 2% higher than the prior year primarily due to lower operating costs combined with higher gold prices, partially offset by a decrease in sales volume.

In 2016, gold production was 10% lower compared to the prior year mainly reflecting lower grade tonnes placed on the leach pad in efforts to manage water balances in the leach pad. This was further impacted by the temporary suspension of operations late in the third quarter of 2016 combined with unexpected severe winter weather conditions in the second quarter of 2016.

Cost of sales per ounce4 in 2016 was $80 per ounce higher than the prior year primarily due to the impact of lower sales volume on unit production costs relating to the severe weather conditions and temporary suspension of operations during 2016 combined with lower waste stripping activity and higher depreciation expense. This was partially offset by lower direct mining costs as a result of lower tonnes mined due to severe weather conditions and the temporary suspension of operations, combined with Best-in-Class savings initiatives such as optimizing consumables usage, improving efficiencies in mine operations and the impact of lower contractor costs. In 2016, all-in sustaining costs1 decreased by $177

BARRICK YEAR-END 2016	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

per ounce compared to the prior year primarily due to a decrease in minesite sustaining capital expenditures combined with lower direct mining costs, partly offset by the impact of lower sales volume on unit production costs.

In 2016, capital expenditures decreased by 61% compared to the prior year primarily due to a decrease in minesite sustaining expenditures mainly related to lower capitalized stripping costs and the construction of the phase 4B leach pad combined with higher capitalized infrastructure improvement costs in the prior year as a result of the cyanide incident that occurred in the third quarter of 2015.

On October 9, 2015, the San Juan mining authority initiated an administrative sanction process against Minera Argentina Gold SRL (“MAG”), Barrick’s Argentine subsidiary that operates the Veladero mine, for alleged violations of the mining code relating to a valve failure and release of cyanide-bearing process solution in September 2015. On March 11, 2016, the San Juan Provincial mining authority announced its intention to impose an administrative fine against MAG in connection with the solution release. MAG was formally notified of this decision on March 15, 2016. On April 6, 2016, MAG sought reconsideration of certain aspects of the decision but did not challenge the amount of the administrative fine. On April 14, 2016, in accordance with local requirements, MAG paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso/$ exchange rate) while the request for reconsideration is pending. MAG is implementing a remedial action plan at Veladero in response to the incident as required by the San Juan mining authority. Certain construction-related activities in the Valley Fill Leach Facility (“VLF”) are still pending. Refer to note 36 to the Financial Statements for more information regarding this matter.

On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAG has confirmed that the incident did not result in any environmental impact. A temporary suspension of operations at the Veladero mine was ordered by the San Juan Provincial mining authority and a San Juan Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan Provincial mining authority and a judicial inspection of the mine, the San Juan Provincial court lifted the suspension of operations and ordered that mining activities be resumed.

On September 14, 2016, the San Juan Provincial mining authority commenced an administrative proceeding in connection with this incident that included, in addition to the issue of the suspension order, an infringement proceeding against MAG. On December 2, 2016, the San Juan Provincial mining authority notified MAG of two charges under the infringement proceeding for alleged violations of the Mining Code. Refer to note 36 to the Financial Statements for more information regarding this matter.

On December 15, 2016, MAG was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the VLF. In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAG cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAG implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. The lawsuit is proceeding as an ordinary civil action. The Company expects to reply to the lawsuit in mid-February 2017, and the case will then proceed to the evidentiary stage. Refer to note 36 to the Financial Statements for more information regarding this matter.

On December 30, 2016, the San Juan Mining Authority approved the fifth update to the Veladero mine’s environmental impact study (“EIS”), which as submitted by the Company had included a request for approval of the leach pad expansion for Phases 6 to 9. The fifth EIA update did not include an approval of Phases 6 to 9. Rather, the San Juan Mining Authority required additional technical information. Veladero submitted an initial response to the San Juan Mining Authority on January 12, 2017, and expects to provide additional information in late February 2017 as requested by the San Juan Mining Authority. Future production at Veladero after 2017 could be impacted if the leach pad expansion is not timely approved.

Outlook

At Veladero we expect 2017 production to be in the range of 770 to 830 thousand ounces, higher than

BARRICK YEAR-END 2016	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

2016 production levels. The increase is mainly a result of a higher head grade in ore processed due to mine sequence phases at Federico pit. This is combined with higher ore tonnes mined and processed given the suspension, environmental and bad weather incidents in 2016 all leading to improved mining productivity, higher operating hours, and fewer days lost. In addition, a higher inventory draw-down, due to better operational management of the leach pad, will contribute to higher production.

Cost of sales per ounce4 is expected to be decreasing from $872 to an expected range of $750 to $800, mainly due to the impact of higher sales compared to 2016 and higher mining costs capitalized as stripping. These positive variances are expected to be partly offset by higher direct operating costs and the impact of higher charges from the production inventory movements stemming from the expected drawdown of leach pad inventories. Higher gross direct operating costs are expected in 2017 as a consequence of higher operating hours and higher tonnage to be moved combined with higher costs in process area in order to improve the management of leach facilities.

We expect cash costs1 in 2017 to be in the range of $500 to $540 per ounce, lower than 2016 levels mainly due to the increase in gold production driving higher sales combined with higher credits from capitalized stripping. All-in sustaining costs1 are expected to be between $840 and $940 per ounce, higher than 2016 levels mainly due to the increase in capital expenditures requirements combined with higher direct operating costs. At Veladero, a number of initiatives are underway to reduce operating costs, mainly in the areas of supply chain and inventory management, maintenance practices, mining productivity and energy costs. Higher gross direct operating costs are expected in 2017 as a consequence of higher operating hours and higher tonnage to be moved combined with higher costs in process area in order to improve the management of leach facilities. Operating costs at Veladero are also highly sensitive to local inflation and fluctuations in foreign exchange rates. We have assumed an average ARS:USD exchange rate of $16.5 and a local inflation rate of 20% for the purposes of preparing our cash cost and all-in sustaining cost guidance for 2017.

BARRICK YEAR-END 2016	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Turquoise Ridge (75% basis), Nevada USA

Summary of Operating and Financial Data			For the years ended December 31
	2016	2015	% Change	2014
Total tonnes mined (000s)	598	349	71%	312
Ore tonnes processed (000s)	523	390	34%	335
Average grade (grams/tonne)	17.04	18.82	(9%)	19.62
Gold produced (000s/oz)	266	217	23%	195
Gold sold (000s/oz)	257	202	27%	200
Segment revenue ($ millions)	$ 322	$ 235	37%	$ 252
Cost of sales ($ millions)	155	141	10%	111
Segment income ($ millions)	166	92	80%	139
Segment EBITDA ($ millions)[1]	193	115	68%	156
Capital expenditures ($ millions)	32	32	-	30
Minesite sustaining	32	32	-	30
Project	-	-	-	-
Cost of sales (per oz)	603	697	(13%)	559
Cash costs (per oz)[1]	498	581	(14%)	473
All-in sustaining costs (per oz)[1]	625	742	(16%)	628
All-in costs (per oz)[1]	$ 625	$ 742	(16%)	$ 628

[1]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 71 to 85 of this MD&A.

Financial Results

Turquoise Ridge’s segment income for 2016 was 80% higher than the prior year primarily due to an increase in sales volume due to increased mining productivity combined with higher gold prices.

In 2016, gold production was 23% higher than the prior year primarily due to an increase in tonnes mined and processed resulting from increasing labor to support production growth combined with improved equipment availability and improved mine engineering to take advantage of the larger ore geometry. In the first quarter of 2015, the mine transitioned to fully mechanized topcuts, larger excavations and other Best-in-Class activities, which resulted in increased productivity and the processing of more ore tonnes in subsequent quarters. The aim of the productivity improvements is to have a more consistent ore flow from the mine from month to month.

Cost of sales per ounce4 in 2016 was $94 per ounce lower than the prior year mainly reflecting the impact of higher sales volume on unit production costs combined with an increase in capitalized underground development costs. Although operating costs have increased due to the increased productivity rates in 2016, they have decreased on a per unit basis compared to the prior year. The increased productivity and unit cost reductions are due to the investment in equipment and facilities made in 2015 as well as a focus on equipment utilization, equipment maintenance and consumables consumption as part of our Best-in-Class program. In 2016, all-in sustaining costs1 decreased by $117 per ounce compared to the prior year primarily reflecting the impact of lower cost of sales per ounce4.

BARRICK YEAR-END 2016	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2016, capital expenditures were in line with the prior year as higher capitalized development costs were offset by lower minesite sustaining capital.

Outlook

At Turquoise Ridge we expect 2017 production to be in the range of 260 to 280 thousand ounces (Barrick’s share), in line with 2016 production levels, as mine productivity improves slightly, offset by slightly lower grade. Turquoise Ridge has completely transitioned to standardized equipment allowing for greater mining flexibility with higher reliability and less equipment. Capital and waste development requirements are in line with 2016 mining rates.

The cost of sales per ounce4 is expected to be in the range of $575 to $625 per ounce which is in line with 2016. We expect cash costs1 in 2016 to be in the range of $460 to $500 per ounce, consistent with 2016, and all-in sustaining costs1 to be in the range of $650 to $730 per ounce. All-in sustaining costs1 in 2017 are expected to be higher than 2016 due to increased spend on sustaining capital for the initial construction and final engineering of a third shaft.

BARRICK YEAR-END 2016	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Acacia Mining plc (100% basis), Africa

Summary of Operating and Financial Data			For the years ended December 31
	2016	2015	% Change	2014
Total tonnes mined (000s)	38,491	41,390	(7%)	41,684
Ore tonnes processed (000s)	9,818	9,268	6%	8,413
Average grade (grams/tonne)	3.00	2.80	7%	3.00
Gold produced (000s/oz)	830	732	13%	719
Gold sold (000s/oz)	817	721	13%	704
Segment revenue ($ millions)	$ 1,045	$ 860	22%	$ 923
Cost of sales ($ millions)	719	837	(14%)	693
Segment income ($ millions)	299	(1)	30,000%	191
Segment EBITDA ($ millions)[1]	465	142	227%	320
Capital expenditures ($ millions)	191	177	8%	251
Minesite sustaining	190	178	7%	195
Project	1	(1)	200%	56
Cost of sales (per oz)	880	1,161	(24%)	985
Cash costs (per oz)[1]	640	772	(17%)	732
All-in sustaining costs (per oz)[1]	958	1,112	(14%)	1,105
All-in costs (per oz)[1]	$ 960	$ 1,111	(14%)	$ 1,190

[1]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 71 to 85 of this MD&A.

Financial Results

Acacia’s segment income for 2016 was $300 million higher than the prior year primarily due to lower cost of sales combined with a higher gold price and an increase in sales volume.

In 2016, gold production was 13% higher than the prior year primarily due to an increase in production at North Mara as a result of higher grade ore from the underground Gokona mine combined with higher recovery rates.

Cost of sales per ounce4 in 2016 was 24% lower than the prior year primarily reflecting the impact of $109 million of impairments at Buzwagi relating to supplies inventory and the long-term stockpile in 2015 combined with higher sales volume on unit production costs. This was partly offset by higher capitalized operating costs at North Mara relating to capitalized stripping combined with lower labor costs as a result of headcount reductions. All-in sustaining costs1 were 14% lower than the prior year as the lower cost of sales per ounce4 was partially offset by an increase in minesite sustaining capital expenditures.

In 2016, capital expenditures increased by 8% compared to the prior year primarily due to an increase in capitalized stripping costs at North Mara primarily related to higher waste stripping at Nyabirama Stage 4, partially offset by a reduction in minesite sustaining

BARRICK YEAR-END 2016	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

capital expenditures primarily relating to capitalized development, equipment and infrastructure expenditures.

Outlook

We expect Acacia’s 2017 gold production to be in the range of 545 to 575 thousand ounces (Barrick’s share), which is higher than 2016 production levels. Acacia’s production is expected to be higher than 2016 mainly due to a revision to the mine plan at Buzwagi, where mining has been extended by approximately six months. Production at Bulyanhulu is expected to be in line with 2016 and North Mara is expected to be lower in 2017 as an increased proportion of underground ore is sourced from the lower grade West Zone which will offset the impact of the increase in underground tonnes mined.

We expect cost of sales per ounce4 to be in the range of $860 to $910 per ounce. We expect cash costs1 to be in the range of $580 to $620 per ounce and all-in sustaining costs1 to be in the range of $880 to $920 per ounce. The decrease in all-in sustaining costs in comparison with 2016 is driven mainly by the increased production at Buzwagi.

BARRICK YEAR-END 2016	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pascua-Lama, Argentina/Chile

The Pascua-Lama project, located on the border between Chile and Argentina, is one of the world’s largest undeveloped gold and silver deposits, with the potential to generate significant free cash flow over a long mine life. In the third quarter of 2016, we announced the appointment of George Bee as Senior Vice President for Lama and Frontera District Development. Mr. Bee and his team have initiated a prefeasibility study for an underground mine at Lama in Argentina, which represents an opportunity to unlock the value of this deposit, and the wider district, through a phased approach that reduces execution risks and upfront capital requirements. Concurrently, the team in Chile remains focused on optimizing the Chilean components of the project, while addressing outstanding legal, regulatory, and permitting matters.

Our Investment Committee will continue to scrutinize the project as it advances, applying a high degree of consistency and rigor – as we do for all capital allocation decisions at the company – before further review by the Executive Committee and the Board at each stage of advancement.

U.S. Shareholder Class Action

On May 31, 2016, the Company confirmed that it had reached a $140 million settlement in this matter. The settlement was approved by the Court on December 2, 2016. The amount of the settlement is insured. The Company continues to believe that the allegations by the lead plaintiffs in this matter are unfounded, and under the terms of the settlement agreement, the Company has not accepted any allegations of wrongdoing or liability. Refer to note 36 to the Financial Statements for more information regarding this matter.

SMA Regulatory Sanctions

On June 8, 2016, Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) consolidated the two administrative proceedings against Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, into a single proceeding encompassing both the reconsideration of the 2013 Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015. A final resolution from the SMA with respect to these matters is pending and could result in additional sanctions including new administrative fines and/or the revocation of the Project’s environmental permit. Refer to note 36 to the Financial Statements for more information regarding this matter.

Constitutional Protection Action

On August 12, 2016, the court ruled in favor of CMN and the Chilean mining authority (Sernageomin), rejecting the plaintiffs’ challenges to the Temporary and Partial Closure Plan for the Pascua-Lama project. On August 19, 2016, the plaintiffs appealed the court’s decision to the Chilean Supreme Court. A decision from the Supreme Court on this matter is pending. Refer to note 36 to the Financial Statements for more information regarding this matter.

Water Quality Review

CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the Chilean Committee of Ministers for the Environment, which has jurisdiction over claims of this nature, voted to uphold the permit amendments. On January 27, 2017, the Environmental Court agreed to consider an appeal of the Committee’s decision brought by CMN and the water users and indigenous residents. Refer to note 36 to the Financial Statements for more information regarding this matter.

Water Treatment Plant

The water treatment plant on the Chilean side of the Pascua-Lama project was damaged during the second quarter of 2016 as a result of heavy snowfall. The water treatment plant consists of two main components, the high density sludge unit followed by the reverse osmosis unit. The damage to the reverse osmosis plant is still under repair. On August 10, operation of the high density sludge unit and discharges were reestablished. Exceptional snowfall during the winter and an early melt has increased inflows to the plant to an extent that it is difficult to keep discharges within permit limits. CMN has reviewed its contingency plan with Chilean regulatory authorities.

BARRICK YEAR-END 2016	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 36 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at December 31, 2016
	2017	2018	2019	2020	2021	2022 and thereafter	Total
Debt[1]
Repayment of principal	$ 105	$ 105	$ 381	$ 304	$ 678	$ 6,302	$ 7,875
Capital leases	38	31	16	9	6	14	114
Interest	434	430	415	398	371	5,410	7,458
Provisions for environmental rehabilitation[2]	75	78	84	110	102	1,804	2,253
Operating leases	17	18	12	11	7	8	73
Restricted share units	46	14	2	-	-	-	62
Pension benefits and other post-retirement benefits	20	20	20	20	20	408	508
Derivative liabilities[3]	51	25	2	-	-	-	78
Purchase obligations for supplies and consumables[4]	402	254	144	100	68	2	970
Capital commitments[5]	52	16	4	4	4	23	103
Social development costs[6]	13	3	4	2	1	146	169
Total	$ 1,253	$ 994	$ 1,084	$ 958	$ 1,257	$ 14,117	$ 19,663
[1]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though our attributable share is 60% of this total, consistent with our ownership interest in the mine. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2016. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[2]	Provisions for Environmental Rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
[3]

Derivative Liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 25C to the Financial Statements. Payments related to derivative contracts may be subject to change given variable market conditions.

[4]	Purchase Obligations for Supplies and Consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[5]	Capital Commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
[6]	Social Development Costs – Includes Pascua-Lama’s commitment of $146 million related to the potential funding of a power transmission line in Argentina, which is not expected to be paid prior to 2022.

BARRICK YEAR-END 2016	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information1

	2016				2015
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$2,319	$2,297	$2,012	$ 1,930	$ 2,238	$ 2,315	$ 2,231	$ 2,245
Realized price per ounce – gold[2]	1,217	1,333	1,259	1,181	1,105	1,125	1,190	1,219
Realized price per pound – copper[2]	2.62	2.18	2.14	2.18	2.16	2.18	2.66	2.55
Cost of sales	1,454	1,291	1,336	1,324	1,768	1,742	1,689	1,708
Net earnings (loss)	425	175	138	(83)	(2,622)	(264)	(9)	57
Per share (dollars)[3]	0.36	0.15	0.12	(0.07)	(2.25)	(0.23)	(0.01)	0.05
Adjusted net earnings[2]	255	278	158	127	91	131	60	62
Per share (dollars)[2,3]	0.22	0.24	0.14	0.11	0.08	0.11	0.05	0.05
Operating cash flow[4]	711	951	527	451	698	1,255	525	316
Cash capital expenditures	326	277	253	270	311	389	499	514
Free cash flow[2,4]	$ 385	$674	$274	$ 181	$ 387	$ 866	$ 26	($ 198)

[1]	Sum of all the quarters may not add up to the annual total due to rounding.
[2]

Realized price, adjusted net earnings, adjusted net earnings per share and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 71 to 85 of this MD&A.

[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[4]	Q3 2015 includes $610 million of proceeds from the gold and silver streaming transaction with Royal Gold, Inc.

Our recent financial results reflect our emphasis on cost control and growing operating cash flow and free cash flow. While gold prices have fluctuated around $1,200 per ounce, we have been able to record positive free cash flow1 in seven consecutive quarters. In the fourth quarter of 2016, we recorded a net asset impairment reversal of $146 million (net of tax effects and non-controlling interests) primarily relating to impairment reversals at Veladero and Lagunas Norte. In the fourth quarter of 2015, we recorded asset and goodwill impairments of $2.6 billion (net of tax effects and non-controlling interests), primarily related to our Pueblo Viejo and Goldstrike mines and Pascua-Lama project. In the third quarter of 2015, we recorded a goodwill impairment charge of $476 million relating to our Zaldívar mine upon reclassification of the mine’s net assets as held-for-sale as the agreed selling price is lower than previously recognized carrying values.

Fourth Quarter Results

In the fourth quarter of 2016, we reported net earnings of $425 million and adjusted net earnings1 of $255 million, compared to a net loss of $2.6 billion and adjusted net earnings1 of $91 million in the fourth quarter of 2015. The net earnings in the fourth quarter of 2016 reflect the recording of $146 million (net of tax effects and non-controlling interests) in net impairment reversals compared to impairment charges of $2.6 billion (net of tax effects and non-controlling interests) recorded in the fourth quarter of 2015.

The higher net earnings in the fourth quarter of 2016 reflect an increase in realized gold and copper prices and lower cost of sales combined with the recognition of impairment reversals rather than impairment charges, partly offset by lower sales volumes due to divested sites compared to the same prior year period. The increase in adjusted net earnings primarily reflects the higher realized gold and copper prices, partly offset by a decrease in gold and copper sales volumes compared to the fourth quarter of 2015.

In the fourth quarter of 2016, gold and copper sales were 1.52 million ounces and 107 million pounds, respectively, compared to 1.64 million ounces (1.48 million ounces excluding the impact of divested sites) and 132 million pounds (114 million pounds excluding the impact of divested sites), respectively, in the fourth quarter of 2015. Revenues in the fourth quarter of 2016 were higher than the same prior year period, reflecting higher market prices for gold and copper, partially offset by lower gold and copper sales volumes. In the fourth quarter of 2016, cost of sales was $1.5 billion, a decrease of $314 million compared to the same prior year period, reflecting lower direct mining costs and depreciation expense attributed mainly to divested sites, combined with lower consumable prices and Best-in-Class initiatives. Cost of sales per ounce4 was $784 per ounce, a decrease of $64 per ounce, primarily due to a positive change in our sales mix as a result of the divestment of some of our higher cost mine sites combined with lower consumable costs, inventory impairment charges and

BARRICK YEAR-END 2016	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

lower depreciation expense. Cost of sales per pound4 was $1.45 per pound, an increase of $0.36 per pound from the same prior year period due to lower sales volume at Lumwana and Zaldívar, partially offset by higher cost of sales at Jabal Sayid combined with lower royalty expense at Lumwana.

In the fourth quarter of 2016, operating cash flow was $711 million, up 2% from the same prior year period. The increase in operating cash flow primarily reflects higher realized gold and copper prices, partially offset by lower gold and copper sales volume combined with an increase in income tax payments.

In the fourth quarter of 2016, free cash flow1 was $385 million, in line with the $387 million in the same prior year period. The higher operating cash flow generated in the fourth quarter of 2016 compared to the same prior year period was offset by higher cash capital expenditures of $326 million, compared to $311 million in the fourth quarter of 2015. The higher cash capital expenditures were a result of greater spending at Cortez, Veladero and Goldstrike, partially offset by the impact of divested sites.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

The management of Barrick, at the direction of our President and Chief Financial Officer, evaluated the effectiveness of the design and operation of internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, Management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2016.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2016 will be included in Barrick’s 2016 Annual Report and its 2016 Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the

Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such

BARRICK YEAR-END 2016	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the consolidated financial statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying financial statements.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Acquisition/disposition gains/losses;
•	Foreign currency translation gains/losses;
•	Significant tax adjustments;
•	Unrealized gains/losses on non-hedge derivative instruments; and
•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for.

Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

Starting with the second quarter 2016 MD&A, we have amended the reconciliation from net earnings to adjusted net earnings to present the adjusting items on a pre-tax and fully consolidated basis and including the tax effect and non-controlling interest as a separate line. We believe that this change will assist analysts, investors and other stakeholders of Barrick to better understand how we calculate this non-GAAP performance measure and simplify how it reconciles to our financial statements. This change to the presentation of our reconciliation does not result in any change to the final calculation of adjusted net earnings.

BARRICK YEAR-END 2016	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31
	2016	2015	2014	2016	2015
Net earnings (loss) attributable to equity holders of the Company	$ 655	($ 2,838)	($2,907)	$ 425	$ (2,622)
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments	(250)	3,897	4,106	(304)	3,405
Acquisition/disposition (gains)/losses	42	(187)	(50)	7	(107)
Foreign currency translation (gains)/losses	199	120	132	18	132
Significant tax adjustments[1]	43	134	(3)	(16)	95
Other expense adjustments[2]	114	135	119	39	40
Unrealized gains on non-hedge derivative instruments	(32)	11	181	(9)	4
Tax effect and non-controlling interest	47	(928)	(785)	95	(856)
Adjusted net earnings	$ 818	$ 344	$793	$ 255	$ 91
Net earnings (loss) per share[3]	0.56	(2.44)	(2.50)	0.36	(2.25)
Adjusted net earnings per share[3]	0.70	0.30	0.68	0.22	0.08
[1]	Significant tax adjustments for the current year primarily relate to a tax provision booked by Acacia in Q1 2016.
[2]

Other expense adjustments for the current year relate to losses on debt extinguishment, the impact of the decrease in the discount rate used to calculate the provision for environmental remediation at our closed mines and a reduction in cost of sales attributed to insurance proceeds recorded in the third quarter of 2016 relating to the 2015 oxygen plant motor failure at Pueblo Viejo.

[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a measure that excludes capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the years ended December 31			For the three months ended December 31
	2016	2015	2014	2016	2015
Net cash provided by operating activities	$ 2,640	$ 2,794	$ 2,296	$ 711	$ 698
Capital expenditures	(1,126)	(1,713)	(2,432)	(326)	(311)
Free cash flow	$ 1,514	$ 1,081	($ 136)	$ 385	$ 387

BARRICK YEAR-END 2016	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with cash costs and include sustaining capital expenditures, general & administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs start with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non-sustaining costs (primarily exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-

GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations, but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and All-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and Management uses this to better evaluate the costs of copper production. We believe this change will enable investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, corporate general and administrative costs, minesite exploration and evaluation costs, royalties, environmental rehabilitation costs and write-downs taken on inventory to net realizable value.

Starting with the third quarter 2016 MD&A, we have presented this reconciliation for each of our reportable operating segments. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in understanding the details of

BARRICK YEAR-END 2016	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

these non-GAAP metrics on a segment-by-segment basis.

Starting with the second quarter 2016 MD&A, we have condensed and simplified the reconciliation from cost of sales to “cash costs”, “all-in sustaining costs” and “all-in costs”, including on a per ounce basis for gold and per pound basis for copper, to present items on a fully consolidated basis and include non-controlling interest as a separate line. As part of this simplification, we have grouped several minor items into one line labeled “Other”, with further detail in the footnote to the reconciliation. We believe that these changes will assist analysts, investors and other stakeholders of Barrick to better understand how we calculate these non-GAAP performance measures and simplify how they reconcile to our financial statements. This change to the presentation of our reconciliation does not result in any change to the figures calculated, except as noted below for “all-in costs”.

Also starting with the second quarter 2016 MD&A, we have adjusted the amount included as “project exploration and evaluation costs and project costs” as part of our “all-in costs” measure to include all exploration and evaluation costs related to our advanced mining and business improvement projects and corporate development activities, where previously it did not. The impact of this adjustment for the three and twelve month periods ended December 31, 2016, was $22/oz and $17/oz, respectively (2015: $27/oz and $30/oz, respectively; 2014: $25/oz). We believe this change will assist analysts, investors and other stakeholders of Barrick in understanding all of the expenditures related to growing our business.

BARRICK YEAR-END 2016	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31
	Footnote	2016	2015	2014	2016	2015
Cost of sales related to gold production		$ 4,979	$ 5,904	$ 5,893	$ 1,347	$ 1,575
Depreciation		(1,503)	(1,613)	(1,414)	(396)	(462)
By-product credits	1	(184)	(214)	(271)	(41)	(48)
Realized (gains)/losses on hedge and non-hedge derivatives	2	89	128	(94)	18	50
Non-recurring items	3	24	(210)	-	-	(149)
Other	4	(44)	25	26	(20)	7
Non-controlling interests (Pueblo Viejo and Acacia)	5	(358)	(394)	(379)	(91)	(78)
Cash costs		$ 3,003	$ 3,626	$ 3,761	$ 817	$ 895
General & administrative costs		256	233	385	39	52
Minesite exploration and evaluation costs	6	44	47	38	18	11
Minesite sustaining capital expenditures	7	944	1,359	1,638	298	303
Rehabilitation - accretion and amortization (operating sites)	8	59	145	135	18	26
Non-controlling interest, copper operations and other	9	(287)	(362)	(532)	(78)	(86)
All-in sustaining costs		$ 4,019	$ 5,048	$ 5,425	$ 1,112	$ 1,201
Project exploration and evaluation and project costs	6	193	308	354	64	75
Community relations costs not related to current operations		8	12	29	2	-
Project capital expenditures	7	175	133	596	51	(48)
Rehabilitation - accretion and amortization (non-operating sites)	8	11	12	11	4	3
Non-controlling interest and copper operations	9	(42)	(43)	(74)	(4)	(20)
All-in costs		$ 4,364	$ 5,470	$ 6,341	$ 1,229	$ 1,211
Ounces sold - equity basis (000s ounces)	10	5,503	6,083	6,284	1,519	1,636
Cost of sales per ounce	11,12	$ 798	$ 859	$ 842	$ 784	$ 848
Cash costs per ounce	12	$ 546	$ 596	$ 598	$ 540	$ 547
Cash costs per ounce (on a co-product basis)	12,13	$ 569	$ 619	$ 618	$ 557	$ 566
All-in sustaining costs per ounce	12	$ 730	$ 831	$ 864	$ 732	$ 733
All-in sustaining costs per ounce (on a co-product basis)	12,13	$ 753	$ 854	$ 884	$ 749	$ 752
All-in costs per ounce	12	$ 792	$ 900	$ 1,010	$ 809	$ 741
All-in costs per ounce (on a co-product basis)	12,13	$ 815	$ 923	$ 1,030	$ 826	$ 760

1	By-product credits

Revenues include the sale of by-products for our gold and copper mines for the three months ended December 31, 2016 of $41 million (2015: $34 million) and the year ended December 31, 2016 of $151 million (2015: $140 million; 2014: $183 million) and energy sales from the Monte Rio power plant at our Pueblo Viejo mine for the three months ended December 31, 2016 of $nil (2015: $14 million) and the year ended December 31, 2016, of $33 million (2015: $74 million; 2014: $88 million) up until its disposition on August 18, 2016.

2	Realized (gains)/losses on hedge and non-hedge derivatives

Includes realized hedge losses of $14 million and $73 million for the three months and year ended December 31, 2016, respectively (2015: $40 million and $106 million, respectively; 2014: $86 million gains), and realized non-hedge losses of $4 million and $16 million for the three months and year ended December 31, 2016, respectively (2015: $10 million and $22 million, respectively; 2014: $8 million gains). Refer to Note 5 of the Financial Statements for further information.

3	Non-recurring items

Non-recurring items in 2016 consist of $34 million in a reduction in cost of sales attributed to insurance proceeds recorded in the third quarter of 2016 relating to the 2015 oxygen plant motor failure at Pueblo Viejo and $10 million in abnormal costs at Veladero relating to the administrative fine in connection with the cyanide incident that occurred in 2015. These gains/costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

4	Other

Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $nil and $5 million, respectively (2015: $2 million and $12 million, respectively; 2014: $16 million) and adding the cost of treatment and refining charges of $4 million and $16 million, respectively (2015: $4 million and $14 million, respectively; 2014: $11 million). 2016 includes the removal of cash costs associated with our Pierina mine, which is mining incidental ounces as it enters closure, of $24 million and $66 million, respectively.

BARRICK YEAR-END 2016	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

5	Non-controlling interests (Pueblo Viejo and Acacia)

Non-controlling interests include non-controlling interests related to gold production of $127 million and $508 million, respectively, for the three months and year ended December 31, 2016 (2015: $188 million and $681 million, respectively; 2014: $602 million). Refer to Note 5 of the Financial Statements for further information.

6	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 45 of this MD&A.

7	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Arturo, Cortez Lower Zone and Lagunas Norte Refractory Ore Project. Refer to page 44 of this MD&A.

8	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

9	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project costs, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segment and Arturo. In 2016, figures remove the impact of Pierina. The impact is summarized as the following:

($ millions)	For the years ended December 31			For the three months ended December 31
Non-controlling interest, copper operations and other	2016	2015	2014	2016	2015
General & administrative costs	($ 36)	($ 53)	($ 86)	($ 5)	($ 5)
Minesite exploration and evaluation costs	(9)	(8)	(18)	(3)	(3)
Rehabilitation - accretion and amortization (operating sites)	(9)	(13)	(12)	(4)	(4)
Minesite sustaining capital expenditures	(233)	(288)	(416)	(66)	(74)
All-in sustaining costs total	($ 287)	($ 362)	($ 532)	($ 78)	($ 86)
Project exploration and evaluation and project costs	(12)	(11)	(43)	(4)	(9)
Project capital expenditures	(30)	(32)	(31)	-	(11)
All-in costs total	($ 42)	($ 43)	($ 74)	($ 4)	($ 20)

10	Ounces sold - equity basis

In 2016, figures remove the impact of Pierina as the mine is currently going through closure.

11	Cost of sales per ounce

In 2016, figures remove the cost of sales impact of Pierina of $30 million and $82 million, respectively, for the three months and year ended December 31, 2016, as the mine is currently going through closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

12	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

13	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the years ended December 31			For the three months ended December 31
	2016	2015	2014	2016	2015
By-product credits	$ 184	$ 214	$ 271	$ 41	$ 48
Non-controlling interest	(53)	(62)	(80)	(13)	(14)
By-product credits (net of non-controlling interest)	$ 131	$ 152	$ 191	$ 28	$ 34

BARRICK YEAR-END 2016	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)					For the three months ended December 31, 2016
	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales related to gold production		$ 235	$ 269	$ 144	$ 60	$ 173	$ 41	$ 195
Depreciation		(119)	(105)	(21)	(19)	(42)	(8)	(44)
By-product credits	1	-	-	(17)	(4)	(7)	-	(10)
Non-recurring items	2	-	-	-	-	-	-	-
Other	3	-	-	1	-	-	-	1
Non-controlling interests		-	-	(39)	-	-	-	(52)
Cash costs		$ 116	$ 164	$ 68	$ 37	$ 124	$ 33	$ 90
General & administrative costs		-	-	-	-	-	-	(1)
Minesite exploration and evaluation costs	4	6	1	-	-	1	-	1
Minesite sustaining capital expenditures	5	19	55	32	3	49	9	56
Rehabilitation - accretion and amortization
(operating sites)	6	3	6	2	2	1	-	2
Non-controlling interests		-	(4)	(13)	-	-	-	(21)
All-in sustaining costs		$ 144	$ 222	$ 89	$ 42	$ 175	$ 42	$ 127
Project capital expenditures	5	33	-	-	1	-	-	-
Non-controlling interests		-	-	-	-	-	-	-
All-in costs		$ 177	$ 222	$ 89	$ 43	$ 175	$ 42	$ 127
Ounces sold - equity basis (000s ounces)		277	305	198	98	194	69	134
Cost of sales per ounce	7,8	$846	$880	$450	$612	$892	$595	$935
Cash costs per ounce	8	$ 418	$ 534	$ 341	$ 379	$ 642	$ 484	$ 679
Cash costs per ounce (on a co-product basis)	8,9	$ 418	$ 536	$ 471	$ 418	$ 716	$ 484	$ 713
All-in sustaining costs per ounce	8	$ 517	$ 734	$ 443	$ 436	$ 905	$ 610	$ 952
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 517	$ 736	$ 573	$ 475	$ 979	$ 610	$ 986
All-in costs per ounce	8	$ 637	$ 734	$ 443	$ 447	$ 905	$ 610	$ 953
All-in costs per ounce (on a co-product basis)	8,9	$ 637	$ 736	$ 573	$ 486	$ 979	$ 610	$ 987

BARRICK YEAR-END 2016	77	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the three months ended December 31, 2015
	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales related to gold production		$ 242	$ 251	$ 197	$ 81	$ 123	$ 35	$ 303
Depreciation		(122)	(73)	(55)	(37)	(29)	(6)	(44)
By-product credits	1	(1)	-	(26)	(4)	(4)	-	(9)
Non-recurring items	2	-	-	(38)	-	(2)	-	(109)
Other	3	-	-	3	-	-	-	4
Non-controlling interests		-	-	(27)	-	-	-	(51)
Cash costs		$ 119	$ 178	$ 54	$ 40	$ 88	$ 29	$ 94
General & administrative costs		-	-	-	-	-	-	9
Minesite exploration and evaluation costs	4	1	2	1	1	-	-	-
Minesite sustaining capital expenditures	5	15	16	19	17	55	9	43
Rehabilitation - accretion and amortization
(operating sites)	6	4	3	7	2	1	-	2
Non-controlling interests		-	-	(11)	-	-	-	(20)
All-in sustaining costs		$ 139	$ 199	$ 70	$ 60	$ 144	$ 38	$ 128
Project capital expenditures	5	5	24	-	-	-	-	-
Non-controlling interests		-	(9)	-	-	-	-	-
All-in costs		$ 144	$ 214	$ 70	$ 60	$ 144	$ 38	$ 128
Ounces sold - equity basis (000s ounces)		344	345	141	118	156	51	127
Cost of sales per ounce	7,8	$703	$727	$849	$690	$785	$685	$1,526
Cash costs per ounce	8	$ 348	$ 514	$ 383	$ 337	$ 556	$ 571	$ 728
Cash costs per ounce (on a co-product basis)	8,9	$ 348	$ 516	$ 505	$ 370	$ 594	$ 571	$ 756
All-in sustaining costs per ounce	8	$ 406	$ 581	$ 496	$ 506	$ 915	$ 735	$ 1,004
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 406	$ 583	$ 618	$ 539	$ 953	$ 735	$ 1,032
All-in costs per ounce	8	$ 419	$ 623	$ 496	$ 506	$ 915	$ 735	$ 1,005
All-in costs per ounce (on a co-product basis)	8,9	$ 419	$ 625	$ 618	$ 539	$ 953	$ 735	$ 1,033

BARRICK YEAR-END 2016	78	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the year ended December 31, 2016
	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales related to gold production		$ 955	$ 940	$ 644	$ 276	$ 464	$ 155	$ 719
Depreciation		(499)	(307)	(147)	(96)	(118)	(27)	(166)
By-product credits	1	-	(1)	(90)	(17)	(27)	-	(39)
Non-recurring items	2	-	-	34	-	(10)	-	-
Other	3	-	-	5	-	-	-	8
Non-controlling interests		-	-	(170)	-	-	-	(188)
Cash costs		$ 456	$ 632	$ 276	$ 163	$ 309	$ 128	$ 334
General & administrative costs		-	-	-	-	-	-	55
Minesite exploration and evaluation costs	4	6	4	-	2	1	-	3
Minesite sustaining capital expenditures	5	75	142	101	51	95	32	190
Rehabilitation - accretion and amortization
(operating sites)	6	12	14	10	8	4	1	6
Non-controlling interests		-	(4)	(44)	-	-	-	(88)
All-in sustaining costs		$ 549	$ 788	$ 343	$ 224	$ 409	$ 161	$ 500
Project capital expenditures	5	67	74	-	5	-	-	1
Non-controlling interests		-	(30)	-	-	-	-	-
All-in costs		$ 616	$ 832	$ 343	$ 229	$ 409	$ 161	$ 501
Ounces sold - equity basis (000s ounces)		1,059	1,103	700	425	532	257	522
Cost of sales per ounce	7,8	$901	$852	$564	$651	$872	$603	$880
Cash costs per ounce	8	$ 430	$ 572	$ 395	$ 383	$ 582	$ 498	$ 640
Cash costs per ounce (on a co-product basis)	8,9	$ 430	$ 573	473	$ 423	$ 632	$ 498	$ 677
All-in sustaining costs per ounce	8	$ 518	$ 714	$ 490	$ 529	$ 769	$ 625	$ 958
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 518	$ 715	$ 568	$ 569	$ 819	$ 625	$ 995
All-in costs per ounce	8	$ 581	$ 754	$ 490	$ 540	$ 769	$ 625	$ 960
All-in costs per ounce (on a co-product basis)	8,9	$ 581	$ 755	$ 568	$ 580	$ 819	$ 625	$ 997

BARRICK YEAR-END 2016	79	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the year ended December 31, 2015
	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales related to gold production		$ 826	$ 722	$ 904	$ 378	$ 499	$ 141	$ 837
Depreciation		(343)	(192)	(277)	(169)	(108)	(23)	(143)
By-product credits	1	(1)	(1)	(120)	(18)	(22)	-	(36)
Non-recurring items	2	(5)	(7)	(47)	(5)	(21)	(1)	(109)
Other	3	-	-	13	-	-	-	8
Non-controlling interests		-	-	(194)	-	-	-	(200)
Cash costs		$ 477	$ 522	$ 279	$ 186	$ 348	$ 117	$ 357
General & administrative costs		-	-	-	-	-	-	42
Minesite exploration and evaluation costs	4	2	10	1	3	2	-	2
Minesite sustaining capital expenditures	5	101	110	102	67	242	32	178
Rehabilitation - accretion and amortization
(operating sites)	6	12	15	25	32	4	1	9
Non-controlling interests		-	-	(51)	-	-	-	(75)
All-in sustaining costs		$ 592	$ 657	$ 356	$ 288	$ 596	$ 150	$ 513
Project capital expenditures	5	47	112	-	-	-	-	(1)
Non-controlling interests		-	(31)	-	-	-	-	-
All-in costs		$ 639	$ 738	$ 356	$ 288	$ 596	$ 150	$ 512
Ounces sold - equity basis (000s ounces)		982	999	597	565	629	202	461
Cost of sales per ounce	7,8	$841	$723	$881	$669	$792	$697	$1,161
Cash costs per ounce	8	$ 486	$ 522	$ 467	$ 329	$ 552	$ 581	$ 772
Cash costs per ounce (on a co-product basis)	8,9	$ 487	$ 523	$ 595	$ 361	$ 587	$ 581	$ 810
All-in sustaining costs per ounce	8	$ 603	$ 658	$ 597	$ 509	$ 946	$ 742	$ 1,112
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 604	$ 659	$ 725	$ 541	$ 981	$ 742	$ 1,150
All-in costs per ounce	8	$ 650	$ 738	$ 597	$ 509	$ 946	$ 742	$ 1,111
All-in costs per ounce (on a co-product basis)	8,9	$ 651	$ 739	$ 725	$ 541	$ 981	$ 742	$ 1,149

BARRICK YEAR-END 2016	80	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the year ended December 31, 2014
	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales related to gold production		$ 687	$ 651	$ 885	$ 335	$ 554	$ 111	$ 693
Depreciation		(255)	(132)	(243)	(92)	(116)	(17)	(129)
By-product credits	1	(1)	(1)	(163)	(14)	(28)	-	(45)
Non-recurring items	2	-	-	-	-	-	-	-
Other	3	-	-	16	-	-	-	(8)
Non-controlling interests		-	-	(197)	-	-	-	(182)
Cash costs		$ 431	$ 518	$ 298	$ 229	$ 410	$ 94	$ 329
General & administrative costs		-	-	-	-	-	-	44
Minesite exploration and evaluation costs	4	1	2	-	1	3	-	1
Minesite sustaining capital expenditures	5	170	245	134	81	173	30	195
Rehabilitation - accretion and amortization
(operating sites)	6	9	10	23	17	4	1	8
Non-controlling interests		-	-	(62)	-	-	-	(80)
All-in sustaining costs		$ 611	$ 775	$ 393	$ 328	$ 590	$ 125	$ 497
Project capital expenditures	5	19	300	-	-	-	-	56
Non-controlling interests		-	(5)	-	-	-	-	(17)
All-in costs		$ 630	$ 1,070	$ 393	$ 328	$ 590	$ 125	$ 536
Ounces sold - equity basis (000s ounces)		865	908	667	604	724	200	450
Cost of sales per ounce	7,8	$ 794	$ 718	$ 786	$ 555	$ 764	$ 559	$ 985
Cash costs per ounce	8	$ 498	$ 571	$ 446	$ 379	$ 566	$ 473	$ 732
Cash costs per ounce (on a co-product basis)	8,9	$ 499	$ 572	$ 521	$ 403	$ 604	$ 473	$ 786
All-in sustaining costs per ounce	8	$ 706	$ 854	$ 588	$ 543	$ 815	$ 628	$ 1,105
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 707	$ 855	$ 663	$ 567	$ 853	$ 628	$ 1,159
All-in costs per ounce	8	$ 728	$ 1,179	$ 588	$ 543	$ 815	$ 628	$ 1,190
All-in costs per ounce (on a co-product basis)	8,9	$ 729	$ 1,180	$ 663	$ 567	$ 853	$ 628	$ 1,244

1	By-product credits

Revenues include the sale of by-products for our gold mines and energy sales from the Monte Rio power plant at our Pueblo Viejo mine for the three months and year ended December 31, 2016, of $nil and $33 million, respectively (2015: $14 million and $74 million, respectively; 2014: $88 million).

2	Non-recurring items

Non-recurring items in 2016 consist of $34 million in a reduction in cost of sales attributed to insurance proceeds recorded in the third quarter of 2016 relating to the 2015 oxygen plant motor failure at Pueblo Viejo and $10 million in abnormal costs at Veladero relating to the administrative fine in connection with the cyanide incident that occurred in 2015. These gains/costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

3	Other

Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $nil and $5 million, respectively (2015: $2 million and $12 million, respectively; 2014: $16 million) and adding the cost of treatment and refining charges of $2 million and $9 million, respectively (2015: $3 million and $8 million, respectively; 2014: $7 million).

4	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 45 of this MD&A.

5	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Arturo, Cortez Lower Zone and Lagunas Norte Refractory Ore Project. Refer to page 44 of this MD&A.

6	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

BARRICK YEAR-END 2016	81	MANAGEMENT’S DISCUSSION AND ANALYSIS

7	Cost of sales per ounce

Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

8	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

9	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended December 31, 2016

	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$-	$-	$ 17	$ 4	$ 7	$-	$ 10
Non-controlling interest	-	-	(9)	-	-	-	(4)
By-product credits (net of non-controlling interest)	$-	$-	$ 8	$ 4	$ 7	$-	$ 6

For the three months ended December 31, 2015

	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$ 1	$-	$ 26	$ 4	$ 4	$-	$ 9
Non-controlling interest	-	-	(10)	-	-	-	(3)
By-product credits (net of non-controlling interest)	$ 1	$-	$ 16	$ 4	$ 4	$-	$ 6

For year ended December 31, 2016

	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$-	$ 1	$ 90	$ 17	$ 27	$-	$ 39
Non-controlling interest	-	-	(39)	-	-	-	(14)
By-product credits (net of non-controlling interest)	$-	$ 1	$ 51	$ 17	$ 27	$-	$ 25

For the year ended December 31, 2015

	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$ 1	$ 1	$ 120	$ 18	$ 22	$-	$ 36
Non-controlling interest	-	-	(49)	-	-	-	(13)
By-product credits (net of non-controlling interest)	$ 1	$ 1	$ 71	$ 18	$ 22	$-	$ 23

For the year ended December 31, 2014

	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$ 1	$ 1	$ 163	$ 14	$ 28	$-	$ 45
Non-controlling interest	-	-	(64)	-	-	-	(16)
By-product credits (net of non-controlling interest)	$ 1	$ 1	$ 99	$ 14	$ 28	$-	$ 29

BARRICK YEAR-END 2016	82	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the years ended December 31			For the three months ended December 31
	2016	2015	2014	2016	2015
Cost of sales	$ 319	$ 814	$ 954	$ 84	$ 116
Depreciation/amortization[1]	(45)	(104)	(171)	(15)	(23)
Treatment and refinement charges	161	178	120	41	49
Cash cost of sales applicable to equity method investments[2]	209	23	-	55	23
Less: royalties	(41)	(101)	(39)	(9)	(16)
Non-routine charges	-	-	(1)	-	-
Other metal sales	-	(1)	(1)	-	-
Other	-	72	(27)	-	72
C1 cash cost of sales	$ 603	$ 881	$ 835	$ 156	$ 221
General & administrative costs	14	21	40	3	4
Rehabilitation - accretion and amortization	7	6	8	2	-
Royalties	41	101	39	9	16
Minesite exploration and evaluation costs	-	-	1	-	-
Minesite sustaining capital expenditures	169	177	294	48	44
Inventory write-downs	-	-	1	-	-
All-in sustaining costs	$ 834	$ 1,186	$ 1,218	$ 218	$ 285
Pounds sold - consolidated basis (millions pounds)	405	510	435	107	132
Cost of sales per pound[3,4]	$ 1.43	$ 1.65	$ 2.19	$ 1.45	$ 1.09
C1 cash cost per pound[3]	$ 1.49	$ 1.73	$ 1.92	$ 1.47	$ 1.66
All-in sustaining costs per pound[3]	$ 2.05	$ 2.33	$ 2.79	$ 2.04	$ 2.15

[1]	For the year ended December 31, 2016, depreciation excludes $50 million (2015: $6 million; 2014: $nil) of depreciation applicable to equity method investments.
[2]

For the year ended December 31, 2016, figures include $177 million (2015: $23 million; 2014: $nil) of cash costs related to our 50% share of Zaldívar due to the divestment of 50% of our interest in the mine on December 1 , 2015, as well as $32 million (2015: $nil; 2014: $nil) of cash costs related to our 50% share of Jabal Sayid due to the divestment of 50% of our interest in the mine on December 4, 2014 and subsequent accounting as equity method investments.

[3]	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
[4]

Cost of sales related to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income; and
•	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of “impairment charges”. These charges are not reflective of our ability to generate liquidity by producing operating cash flow, and therefore this adjustment will result in a more meaningful valuation measure for investors and analysts to evaluate our performance in the period and assess our future ability to generate liquidity.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

BARRICK YEAR-END 2016	83	MANAGEMENT’S DISCUSSION AND ANALYSIS

Starting with the third quarter 2016 MD&A, we have presented this reconciliation for each of our reportable operating segments. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in understanding the details of these non-GAAP metrics on a segment-by-segment basis.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the years ended December 31			For the three months ended December 31

	2016	2015	2014	2016	2015
Net earnings (loss)	$ 861	$ (3,113)	$ (2,959)	$ 512	$ (2,941)
Income tax expense	917	(31)	306	223	(361)
Finance costs, net[1]	725	663	710	200	120
Depreciation	1,574	1,771	1,648	418	499
EBITDA	$ 4,077	$ (710)	$ (295)	$ 1,353	$ (2,683)
Impairment charges	(250)	3,897	4,106	(304)	3,405
Adjusted EBITDA	$ 3,827	$ 3,187	$ 3,811	$ 1,049	$ 722
[1]	Finance costs exclude accretion.

Reconciliation of Segment Income to Segment EBITDA

($ millions)	For the year ended December 31, 2016

	Cortez	Goldstrike	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	$ 340	$ 442	$ 528	$ 260	$ 220	$ 166	$ 299
Depreciation	499	307	93	96	118	27	166
Segment EBITDA	$ 839	$ 749	$ 621	$ 356	$ 338	$ 193	$ 465

For the year ended December 31, 2015
	Cortez	Goldstrike	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	$ 287	$ 408	$ 230	$ 285	$ 216	$ 92	($1)
Depreciation	343	192	160	169	108	23	143
Segment EBITDA	$ 630	$ 600	$ 390	$ 454	$ 324	$ 115	$ 142

For the year ended December 31, 2014
	Cortez	Goldstrike	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	$ 393	$ 496	$ 417	$ 439	$ 330	$ 139	$ 191
Depreciation	255	132	138	92	116	17	129
Segment EBITDA	$ 648	$ 628	$ 555	$ 531	$ 446	$ 156	$ 320

BARRICK YEAR-END 2016	84	MANAGEMENT’S DISCUSSION AND ANALYSIS

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;
•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
•	Sales attributable to ore purchase arrangements;
•	Treatment and refining charges; and
•	Export duties.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

	For the years ended December 31
($ millions, except per ounce/pound information in dollars)	Gold			Copper
	2016	2015	2014	2016	2015	2014
Sales	$ 7,908	$ 7,813	$ 8,744	$ 466	$ 1,002	$ 1,224
Sales applicable to non-controlling interests	(948)	(826)	(851)	-	-	-
Sales applicable to equity method investments[1]	-	-	-	299	26	-
Realized non-hedge gold/copper derivative (losses) gains	(2)	-	1	-	-	(11)
Sales applicable to Pierina[2]	(112)	-	-	-	-	-
Treatment and refinement charges	16	14	11	161	178	120
Export duties	2	34	48	-	-	-
Other[3]	-	-	-	-	-	(17)
Revenues - as adjusted	$ 6,864	$ 7,035	$ 7,953	$ 926	$ 1,206	$ 1,316
Ounces/pounds sold (000s ounces/millions pounds)[2]	5,503	6,083	6,284	405	510	435
Realized gold/copper price per ounce/pound[4]	$ 1,248	$ 1,157	$ 1,265	$ 2.29	$ 2.37	$ 3.03

[1]

Represents sales of $259 million for the year ended December 31, 2016 (2015: $26 million; 2014: $nil) applicable to our 50% equity method investment in Zaldívar effective December 1, 2015 as well as $40 million (2015: $nil; 2014: $nil) applicable to our 50% equity method investment in Jabal Sayid effective December 3, 2014 and subsequent accounting as equity method investments.

[2]	2016 figures exclude Pierina from the calculation of realized price per ounce as the mine is currently going through closure.
[3]	Revenue related to copper cathode purchases made in the second quarter of 2014.
[4]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK YEAR-END 2016	85	MANAGEMENT’S DISCUSSION AND ANALYSIS

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Steven Haggarty, P. Eng., Senior Director, Metallurgy of Barrick; Rick Sims, Registered Member SME, Senior Director, Resources and Reserves of Barrick; and Patrick Garretson, Registered Member SME, Senior Director, Life of Mine Planning of Barrick who are each a “Qualified Person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

ENDNOTES

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 71 to 85 of this MD&A.

[2]	Amount excludes capital leases and includes project financing payments at Pueblo Viejo (60% basis) and Acacia (100% basis).

[3]	Includes $943 million cash primarily held at Acacia and Pueblo Viejo, which may not be readily deployed outside of Acacia and/or Pueblo Viejo.

[4]

Cost of sales related to gold per ounce is calculated using cost of sales related to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces. Cost of sales related to copper per pound is calculated using cost of sales related to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

[5]

Total reportable incident frequency rate (TRIFR) is a ratio calculated as follows: number of reportable injuries x 200,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries.

[6]

Estimated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2016, unless otherwise noted. Proven reserves of 480.3 million tonnes grading 1.68 g/t, representing 25.9 million ounces of gold, and 173.3 million tonnes grading 0.533%, representing 2.035 billion pounds of copper. Probable reserves of 1.5 billion tonnes grading 1.22 g/t, representing 60.1 million ounces of gold, and 276 million tonnes grading 0.638%, representing 3.886 billion pounds of copper. Measured resources of 82.9 million tonnes grading 2.52 g/t, representing 6.7 million ounces of gold, and 83.2 million tonnes grading 0.410%, representing 753.4 million pounds of copper. Indicated resources of 1.2 billion tonnes grading 1.74 g/t, representing 68.5 million ounces of gold, and 650.3 million tonnes grading 0.526%, representing 7.545 billion pounds of copper. inferred resources of 781 million tonnes grading 1.22 g/t, representing 30.7 million ounces of gold, and 114.1 million tonnes grading 0.501%, representing 1.259 billion pounds of copper. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press released, including tonnes, grades, and ounces, can be found on pages 88-93 of Barrick’s Fourth Quarter and Year-End 2016 Report.

BARRICK YEAR-END 2016	86	MANAGEMENT’S DISCUSSION AND ANALYSIS

GLOSSARY OF TECHNICAL TERMS

ALL-IN SUSTAINING COSTS: A measure of cost per ounce/pound for gold/copper. Refer to page 75 of this MD&A for further information and a reconciliation of the measure.

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver.

C1 CASH COSTS: A measure of cost per pound for copper. Refer to page 83 of this MD&A for further information and a reconciliation of the measure.

CASH COSTS: A measure of cost per ounce for gold. Refer to page 75 of this MD&A for further information and a reconciliation of the measure.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

DRILLING:

Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.

In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

FREE CASH FLOW: A measure that reflects our ability to generate cash flow. Refer to page 72 of this MD&A for a definition.

GRADE: The amount of metal in each tonne of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).

Mill-head grade: metal content of mined ore going into a mill for processing.

Recovered grade: actual metal content of ore determined after processing.

Reserve grade: estimated metal content of an ore body, based on reserve calculations.

HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution/sulfuric acid which dissolves the contained gold/copper. The gold/copper-laden solution is then collected for gold/copper recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

MERRILL-CROWE PROCESS: A separation technique for removing gold from a cyanide solution.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See pages 88 to 93 – Summary Gold/ Copper Mineral Reserves and Mineral Resources.

MINERAL RESOURCE: See pages 88 to 93 – Summary Gold/Copper Mineral Reserves and Mineral Resources.

MINING RATE: Tonnes of ore mined per day or even specified time period.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or non–metallic minerals, which can be mined and processed at a profit.

ORE BODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re–vegetation of waste rock and other disturbed areas.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tonnes mined or to be mined for each ounce of gold or pound of copper.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

BARRICK YEAR-END 2016	87	MANAGEMENT’S DISCUSSION AND ANALYSIS

GOLD MINERAL RESERVES (1,2)

As at December 31, 2016	PROVEN			PROBABLE			TOTAL
Based on attributable ounces	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)
NORTH AMERICA
Goldstrike Open Pit	54,473	2.86	5,012	10,527	3.72	1,259	65,000	3.00	6,271
Goldstrike Underground	2,996	11.11	1,070	2,689	8.51	736	5,685	9.88	1,806
Goldstrike Property Total	57,469	3.29	6,082	13,216	4.70	1,995	70,685	3.55	8,077
Pueblo Viejo (60.00%)	60,668	2.82	5,505	25,153	3.19	2,582	85,821	2.93	8,087
Cortez	16,196	1.52	793	134,806	2.18	9,427	151,002	2.11	10,220
Turquoise Ridge (75.00%)	4,288	15.54	2,143	4,003	14.65	1,886	8,291	15.11	4,029
South Arturo (60.00%)	851	3.95	108	129	3.38	14	980	3.87	122
Hemlo	1,018	3.64	119	24,764	1.85	1,469	25,782	1.92	1,588
Golden Sunlight	288	1.30	12	539	3.40	59	827	2.67	71
SOUTH AMERICA
Cerro Casale (75.00%)	172,276	0.65	3,586	725,926	0.59	13,848	898,202	0.60	17,434
Pascua-Lama	29,247	1.94	1,828	248,623	1.53	12,222	277,870	1.57	14,050
Veladero	23,986	0.78	602	228,139	0.84	6,147	252,125	0.83	6,749
Lagunas Norte	26,322	1.83	1,548	44,348	1.87	2,670	70,670	1.86	4,218
AUSTRALIA PACIFIC
Porgera (47.50%)	444	12.26	175	14,011	4.51	2,032	14,455	4.75	2,207
Kalgoorlie (50.00%)	72,472	0.94	2,193	27,601	2.19	1,947	100,073	1.29	4,140
AFRICA
Bulyanhulu (63.90%)	1,464	10.52	495	12,494	6.91	2,776	13,958	7.29	3,271
North Mara (63.90%)	4,683	3.25	489	10,519	2.13	720	15,202	2.47	1,209
Buzwagi (63.90%)	5,798	0.95	178	3,826	1.74	214	9,624	1.27	392
Jabal Sayid (50.00%)	2,855	0.26	24	8,476	0.23	62	11,331	0.24	86

TOTAL	480,325	1.68	25,880	1,526,573	1.22	60,070	2,006,898	1.33	85,950
COPPER MINERAL RESERVES (1,2)

As at December 31, 2016	PROVEN			PROBABLE			TOTAL
Based on attributable pounds	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)
Zaldivar (50.00%)	142,666	0.501	1,575.1	87,736	0.535	1,035.0	230,402	0.514	2,610.1
Lumwana	27,786	0.516	315.8	179,860	0.597	2,367.9	207,646	0.586	2,683.7
Jabal Sayid (50.00%)	2,855	2.289	144.1	8,476	2.585	483.0	11,331	2.510	627.1
TOTAL	173,307	0.533	2,035.0	276,072	0.638	3,885.9	449,379	0.598	5,920.9
(1)	See accompanying endnote #1.

(2)	See accompanying endnote #2.

88

GOLD MINERAL RESOURCES (1,2)

As at December 31, 2016	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

Based on attributable ounces	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)

NORTH AMERICA
Goldstrike Open Pit	1,329	2.74	117	3,896	2.63	330	447	81	1.92	5
Goldstrike Underground	984	11.73	371	2,022	9.81	638	1,009	1,064	10.06	344
Goldstrike Property Total	2,313	6.56	488	5,918	5.09	968	1,456	1,145	9.48	349
Pueblo Viejo (60.00%)	10,183	2.33	764	95,459	2.33	7,146	7,910	2,845	2.04	187
Cortez	2,199	2.04	144	29,137	2.13	1,999	2,143	14,506	1.64	763
Goldrush	161	10.43	54	30,837	9.60	9,522	9,576	7,343	8.18	1,931
Turquoise Ridge (75.00%)	13,426	6.97	3,009	37,364	5.39	6,476	9,485	15,979	6.34	3,257
South Arturo (60.00%)	7	1.33	0.3	22	1.41	1	1.3	6	5.18	1
Hemlo	126	2.72	11	58,771	0.90	1,709	1,720	7,765	1.94	484
Golden Sunlight	825	1.51	40	14,320	1.37	631	671	5,123	1.32	218
Donlin Gold (50.00%)	3,865	2.52	313	266,803	2.24	19,190	19,503	46,108	2.02	2,997
SOUTH AMERICA
Cerro Casale (75.00%)	17,217	0.30	167	205,268	0.36	2,362	2,529	371,580	0.38	4,493
Pascua-Lama	13,562	1.69	736	143,111	1.43	6,561	7,297	15,400	1.74	863
Veladero	7,637	0.48	118	204,698	0.48	3,185	3,303	21,389	0.33	229
Lagunas Norte	3,253	0.65	68	54,192	0.63	1,100	1,168	3,946	0.71	90
Alturas	-	-	-	-	-	-	-	210,965	1.00	6,793
AUSTRALIA PACIFIC
Porgera (47.50%)	168	5.92	32	13,607	4.05	1,770	1,802	13,528	3.39	1,476
Kalgoorlie (50.00%)	3,123	0.67	67	10,991	0.95	335	402	553	2.47	44
AFRICA
Bulyanhulu (63.90%)	874	11.53	324	8,011	8.62	2,220	2,544	15,469	9.75	4,848
North Mara (63.90%)	2,174	2.66	186	10,714	2.30	793	979	6,703	2.51	540
Buzwagi (63.90%)	83	1.50	4	16,449	1.23	650	654	1,315	1.37	58
Nyanzaga (57.51%)	1,685	3.78	205	12,520	3.45	1,389	1,594	2,933	3.49	329
Golden Ridge (63.90%)	-	-	-	5,076	2.78	454	454	904	2.27	66
Tankoro (31.95%)	-	-	-	-	-	-	-	13,739	1.52	671
Jabal Sayid (50.00%)	57	-	-	3,125	0.60	60	60	1,765	0.42	24

TOTAL	82,938	2.52	6,730	1,226,393	1.74	68,521	75,251	781,009	1.22	30,711

COPPER MINERAL RESOURCES (1,2)
As at December 31, 2016	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

Based on attributable pounds	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)

Zaldivar (50.00%)	58,039	0.410	524.9	22,354	0.399	196.7	721.6	4,062	0.529	47.4
Lumwana	25,154	0.409	226.8	624,826	0.522	7,191.8	7,418.6	108,266	0.468	1,116.3
Jabal Sayid (50.00%)	57	1.353	1.7	3,125	2.277	156.9	158.6	1,765	2.454	95.5

TOTAL	83,250	0.410	753.4	650,305	0.526	7,545.4	8,299	114,093	0.501	1,259.2

(1)	Resources which are not reserves do not have demonstrated economic viability.
(2)	See accompanying endnote #1.

89

SUMMARY GOLD MINERAL RESERVES AND MINERAL RESOURCES (1,2,3,4)

For the year ended December 31, 2016		2016			2015
Based on attributable ounces		Tonnes (000’s)	Grade (gm/t)	Ounces (000’s)	Tonnes (000’s)	Grade (gm/t)	Ounces (000’s)
NORTH AMERICA
Goldstrike Open Pit	(proven and probable)	65,000	3.00	6,271	69,073	3.11	6,911
	(mineral resource)	5,225	2.66	447	5,116	2.46	404
Goldstrike Underground	(proven and probable)	5,685	9.88	1,806	4,952	10.23	1,628
	(mineral resource)	3,006	10.44	1,009	4,107	10.47	1,382
Goldstrike Property Total	(proven and probable)	70,685	3.55	8,077	74,025	3.59	8,539
	(mineral resource)	8,231	5.50	1,456	9,223	6.02	1,786
Pueblo Viejo (60.00%)	(proven and probable)	85,821	2.93	8,087	93,877	2.97	8,960
	(mineral resource)	105,642	2.33	7,910	97,881	2.46	7,731
Cortez	(proven and probable)	151,002	2.11	10,220	153,232	2.26	11,129
	(mineral resource)	31,336	2.13	2,143	43,709	1.53	2,150
Goldrush	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	30,998	9.61	9,576	25,166	10.58	8,557
Bald Mountain (0.00%)[5]	(proven and probable)	-	-	-	49,083	0.72	1,142
	(mineral resource)	-	-	-	172,472	0.67	3,698
Turquoise Ridge (75.00%)	(proven and probable)	8,291	15.11	4,029	8,564	15.30	4,214
	(mineral resource)	50,790	5.81	9,485	74,989	4.74	11,426
Round Mountain (0.00%)[5]	(proven and probable)	-	-	-	33,072	0.69	736
	(mineral resource)	-	-	-	21,079	0.50	342
South Arturo (60.00%)	(proven and probable)	980	3.87	122	1,289	5.62	233
	(mineral resource)	29	1.07	1	158	1.38	7
Hemlo	(proven and probable)	25,782	1.92	1,588	13,191	2.16	917
	(mineral resource)	58,897	0.91	1,720	42,746	1.06	1,451
Golden Sunlight	(proven and probable)	827	2.67	71	1,054	2.18	74
	(mineral resource)	15,145	1.38	671	14,806	1.45	691
Donlin Gold (50.00%)	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	270,668	2.24	19,503	270,668	2.24	19,503
SOUTH AMERICA			-			-
Cerro Casale (75.00%)	(proven and probable)	898,202	0.60	17,434	898,202	0.60	17,434
	(mineral resource)	222,485	0.35	2,529	222,485	0.35	2,529
Pascua-Lama	(proven and probable)	277,870	1.57	14,050	324,626	1.47	15,384
	(mineral resource)	156,673	1.45	7,297	157,465	1.28	6,459
Veladero	(proven and probable)	252,125	0.83	6,749	276,933	0.85	7,544
	(mineral resource)	212,335	0.48	3,303	75,228	0.53	1,287
Lagunas Norte	(proven and probable)	70,670	1.86	4,218	63,641	1.82	3,729
	(mineral resource)	57,445	0.63	1,168	37,553	1.36	1,644
AUSTRALIA PACIFIC			-			-
Porgera (47.50%)[6]	(proven and probable)	14,455	4.75	2,207	14,471	4.24	1,971
	(mineral resource)	13,775	4.07	1,802	9,444	5.47	1,660
Kalgoorlie (50.00%)	(proven and probable)	100,073	1.29	4,140	100,838	1.28	4,154
	(mineral resource)	14,114	0.89	402	15,450	0.88	439
AFRICA			-			-
Bulyanhulu (63.90%)	(proven and probable)	13,958	7.29	3,271	17,488	6.99	3,930
	(mineral resource)	8,885	8.91	2,544	14,159	7.03	3,201
North Mara (63.90%)	(proven and probable)	15,202	2.47	1,209	14,685	2.67	1,262
	(mineral resource)	12,888	2.36	979	8,099	2.66	692
Buzwagi (63.90%)	(proven and probable)	9,624	1.27	392	9,382	1.32	399
	(mineral resource)	16,532	1.23	654	28,213	1.35	1,221
Nyanzaga (57.51%)	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	14,205	3.49	1,594	62,208	1.31	2,621
Golden Ridge (63.90%)	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	5,076	2.78	454	-	-	-
OTHER	(proven and probable)	11,331	0.24	86	12,496	0.27	107
	(mineral resource)	3,182	0.59	60	19	-	-
TOTAL	(proven and probable)	2,006,898	1.33	85,950	2,160,149	1.32	91,858
	(mineral resource)	1,309,331	1.79	75,251	1,403,220	1.75	79,095
(1)	Resources which are not reserves do not have demonstrated economic viability.
(2)	See accompanying endnote #1.
(3)	Measured plus indicated resources
(4)	See accompanying endnote #2.
(5)	See accompanying endnote #3.
(6)	See accompanying endnote #4.

90

  CONTAINED SILVER WITHIN REPORTED GOLD RESERVES (1)

For the year ended Dec. 31, 2016	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL

Based on attributable ounces	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Process recovery %

NORTH AMERICA
Pueblo Viejo (60.00%)	60,668	18.678	36,432	25,153	14.07	11,377	85,821	17.33	47,809	80.0%
SOUTH AMERICA
Cerro Casale (75.00%)	172,276	1.907	10,565	725,926	1.43	33,451	898,202	1.52	44,016	69.0%
Pascua-Lama	29,247	70.342	66,143	248,623	67.64	540,657	277,870	67.92	606,800	82.0%
Lagunas Norte	26,322	3.686	3,119	44,348	5.74	8,180	70,670	4.97	11,299	31.5%
Veladero	23,986	7.714	5,949	228,139	14.81	108,602	252,125	14.13	114,551	9.8%
AFRICA
Bulyanhulu (63.90%)[2]	1,464	6.05	285	8,544	8.46	2,325	10,008	8.11	2,610	65.0%

TOTAL	313,963	12.14	122,493	1,280,733	17.11	704,592	1,594,696	16.13	827,085	70.4%

(1) Silver is accounted for as a by-product credit against reported or projected gold production costs.

CONTAINED COPPER WITHIN REPORTED GOLD RESERVES (1)
For the year ended Dec. 31, 2016	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL

Based on attributable pounds	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Process recovery %

NORTH AMERICA
Pueblo Viejo (60.00%)	60,668	0.093	124.9	25,153	0.100	55.3	85,821	0.095	180.2	47.6%

SOUTH AMERICA
Cerro Casale (75.00%)	172,276	0.190	721.3	725,926	0.226	3,613.3	898,202	0.219	4,334.6	87.4%
Pascua-Lama	29,247	0.101	65.0	248,623	0.080	440.3	277,870	0.082	505.3	29.9%

AFRICA
Bulyanhulu (63.90%)[2]	1,464	0.431	13.9	8,544	0.565	106.4	10,008	0.545	120.3	90.0%
Buzwagi (63.90%)	5,798	0.070	9.0	3,826	0.140	11.8	9,624	0.098	20.8	64.9%

TOTAL	269,453	0.157	934.1	1,012,072	0.189	4,227.1	1,281,525	0.183	5,161.2	80.4%

(1) Copper is accounted for as a by-product credit against reported or projected gold production costs.

(2) See accompanying endnote #5.

91

CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES (1)

For the year ended Dec. 31, 2016	MEASURED (M)						INDICATED (I)						(M) + (I)		INFERRED
Based on attributable ounces	Tonnes (000’s	)	Grade (gm/t	)	Contained ozs (000’s	)	Tonnes (000’s	)	Grade (gm/t	)	Contained ozs (000’s	)	Ounces (000’s	)	Tonnes (000’s	)	Grade (gm/t	)	Contained ozs (000’s	)
NORTH AMERICA
Pueblo Viejo (60.00%)	10,183		14.53		4,758		95,459		11.22		34,449		39,207		2,845		9.76		893
SOUTH AMERICA
Cerro Casale (75.00%)	17,217		1.19		661		205,268		1.06		6,985		7,646		371,580		1.04		12,379
Pascua-Lama	13,562		28.91		12,604		143,111		25.44		117,060		129,664		15,400		17.83		8,830
Lagunas Norte	3,253		2.91		304		54,192		3.01		5,250		5,554		3,946		4.17		529
Veladero	7,637		9.38		2,304		204,698		12.38		81,459		83,763		21,389		10.13		6,966
AFRICA
Bulyanhulu (63.90%)	874		7.15		201		8,011		6.58		1,696		1,897		15,469		6.96		3,461
TOTAL	52,726		12.29		20,832		710,739		10.80		246,899		267,731		430,629		2.39		33,058
(1) Resources which are not reserves do not have demonstrated economic viability.

CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES (1)
For the year ended Dec. 31, 2016	IN MEASURED (M) GOLD RESOURCES						IN INDICATED (I) GOLD RESOURCES						(M) + (I)		INFERRED
Based on attributable pounds	Tonnes (000’s)		Grade (%)		Contained lbs (millions)		Tonnes (000’s)		Grade (%)		Contained lbs (millions)		Contained lbs (millions)		Tonnes (000’s)		Grade (%)		Contained lbs (millions)
NORTH AMERICA
Pueblo Viejo (60.00%)	10,183		0.090		20.2		95,459		0.085		179.7		199.9		2,845		0.022		1.4
SOUTH AMERICA
Cerro Casale (75.00%)	17,217		0.132		50.1		205,268		0.164		743.8		793.9		371,580		0.192		1,570.2
Pascua-Lama	13,562		0.103		30.7		143,111		0.084		264.3		295.0		15,400		0.049		16.5
AFRICA
Bulyanhulu (63.90%)	874		0.405		7.8		8,011		0.449		79.3		87.1		15,469		0.632		215.5
Buzwagi (63.90%)	83		0.109		0.2		16,449		0.116		42.1		42.3		1,315		0.128		3.7
TOTAL	41,919		0.118		109.0		468,298		0.127		1,309.2		1,418.2		406,609		0.202		1,807.3
(1) Resources which are not reserves do not have demonstrated economic viability.

NICKEL MINERAL RESOURCES (1)
For the year ended Dec. 31, 2016	MEASURED (M)						INDICATED (I)						(M) + (I)		INFERRED
Based on attributable pounds	Tonnes (000’s)		Grade (%)		Contained lbs (millions)		Tonnes (000’s)		Grade (%)		Contained lbs (millions)		Contained lbs (millions)		Tonnes (000’s)		Grade (%)		Contained lbs (millions)
AFRICA
Kabanga (50.00%)	-				0.0		-				0.0		0.0		-				0.0
(1)	Resources which are not reserves do not have demonstrated economic viability.

92

Mineral Reserves and Resources Endnotes

1. Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2016 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 under the Securities and Exchange Act of 1934 (as interpreted by Staff of the SEC), applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, approximately 1.9 million ounces of proven and probable gold reserves at Cortez are classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize such terms. Canadian standards differ significantly from the requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Calculations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Rick Sims, Senior Director, Resources and Reserves, of Barrick, Steven Haggarty, Senior Director, Metallurgy, of Barrick and Patrick Garretson, Senior Director, Life of Mine Planning, of Barrick. Except as noted below, reserves have been estimated based on an assumed gold price of US$1,000 per ounce for 2017 through 2020 and US$1,200 per ounce from 2021 onwards, an assumed silver price of US$13.75 per ounce for 2017 through 2020 and US$16.50 from 2021 onwards, and an assumed copper price of US$2.25 per pound for 2017 through 2020 and US$2.75 per pound from 2021 onwards (for more information about Barrick’s two-tiered approach to estimating reserves, see page 31 of the Fourth Quarter and Year-End Report 2016) and long-term average exchange rates of 1.30 CAD/US$ and 0.75 US$/AUD. Reserves at Kalgoorlie assumed a gold price of AUD$1,600 and Bulyanhulu, North Mara and Buzwagi assumed a gold price of US$1,100. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2016 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property. For a breakdown of reserves and resources by category and for a more detailed description of the key assumptions, parameters, and methods used in estimating Barrick’s reserves and resources, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

2. In confirming our annual reserves for each of our mineral properties, projects, and operations we conduct a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

3. On January 11, 2016, the Company divested the Bald Mountain mine and its interest in the Round Mountain mine. For additional information regarding this matter, see page 116 of Barrick’s Fourth Quarter and Year-End Report 2016.

4. On August 31, 2015, the Company divested 50% of its interest in the Porgera mine. For additional information regarding this matter, see page 116 of Barrick’s Fourth Quarter and Year-End Report 2016.

5. Silver and copper probable reserve tonnage at the Bulyanhulu mine is less than the gold probable reserve tonnage because the gold reserve includes 3.95 million tonnes of tailings material which are being separately reprocessed for recovery of gold only.

93